SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of May, 2006

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco Holdings S.A.

Report of Independent Auditors
on Limited Reviews

To the Board of Directors and Stockholders
Unibanco Holdings S.A.

1
We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Unibanco Holdings S.A. and Unibanco Holdings S.A. and subsidiary companies (Unibanco Holdings Consolidated) for the quarters ended March 31, 2006 and 2005. This information is the responsibility of the Company’s management.

2
Our reviews were conducted in accordance with the standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Accountancy Council (CFC), and mainly comprised: (a) inquiries of and discussions with officials responsible for the accounting, financial and operating areas of Unibanco Holdings and subsidiary companies with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of Unibanco Holdings and subsidiary companies.

3
Based on our limited reviews, we are not aware of any material modifications which should be made to the aforementioned quarterly information for it to be in conformity with the accounting practices adopted in Brazil applicable to the preparation of the quarterly information, consistent with the standards established by the Brazilian Securities Commission (CVM).

4
Our limited reviews were conducted for the purpose of issuing a report on the accounting information included in the ITR mentioned in the first paragraph, taken as whole. The statements of cash flows, which are presented in Note 21 to provide supplementary information with respect to Unibanco Holdings S.A. and Unibanco Holdings Consolidated, are not required as an integral part of these quarterly financial statements. The statements of cash flows have been subjected to the limited review procedures described in paragraph 2, and, based on our limited review, nothing has come to our attention that causes us to believe that the statements of cash flows are not presented fairly, in all material respects, in relation to the quarterly financial statements taken as a whole.

5
The Quarterly Information (ITR) also includes accounting information for the quarter ended December 31, 2005. We audited such information at the time it was prepared, in connection with the audit of the financial statements as of and for the year then ended, on which we issued an unqualified opinion dated February 13, 2006.

São Paulo, May 10, 2006

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

(Conveniance translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS	Corporate Legislation
QUARTERLY INFORMATION - ITR	DATE – MARCH 31, 2006
COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES

THE FILING WITH THE CVM DOES NOT IMPLY ANY EVALUATION OF THE COMPANY. THE ACCURACY OF THE INFORMATION PRESENTED IS THE RESPONSIBILITY OF THE MANAGEMENT OF THE COMPANY.

IDENTIFICATION

1 - CVM CODE 01475-3	2 - CORPORATE NAME UNIBANCO HOLDINGS S.A.	3 - CNPJ 00,022,034/ 0001-87
4 – NIRE 35,300,140,443

HEAD OFFICE ADDRESS

1 - COMPLETE ADDRESS Avenida Eusébio Matoso, 891 – 22nd floor				2 - DISTRICT Pinheiros
3 - POST CODE 05423-901	4 – TOWN São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - PHONE 55 (11) 3095-2855	8 – PHONE -	9 - PHONE -	10 - TELEX -
11 - AREA CODE 11	12 - FAX 55 (11) 3814-8977	13 – FAX -	14 - FAX -	-
15 - E-MAIL investor.relation@unibanco.com.br

DIRECTOR OF INVESTOR RELATIONS (Mailing address)

1 – NAME Geraldo Travaglia Filho
2 - COMPLETE ADDRESS Avenida Eusébio Matoso, 891 – 4nd floor				3 - DISTRICT Pinheiros
4 - POST CODE 05423-901	5 - TOWN São Paulo			6 - STATE SP
7 - AREA CODE 11	8 – PHONE 55 (11) 3097-1980	9 – PHONE	10 - PHONE -	11 - TELEX -
12 - AREA CODE 11	13 – FAX 55 (11) 3097-1585	14 – FAX -	15 - FAX -	-
16 - E-MAIL investor.relation@unibanco.com.br

ITR REFERENCE / AUDITOR

FISCAL YEAR IN COURSE		CURRENT QUARTER			PRIOR QUARTER
1 - START	2 - END	3 - NUMBER	4 - START	5 - END	6 - NUMBER	7 - START	8 - END
Jan 1, 2006	Dec 31, 2006	1	Jan 1, 2006	March 31, 2006	4	Oct 1, 2005	Dec 31, 2005

9 - NAME/CORPORATE NAME OF THE AUDITOR Pricewaterhousecoopers Auditores Independentes	10 - CVM CODE 00287-9
11 - Responsible Partner Name Paulo Sergio Miron	12 – Responsible Partner CPF 076,444,278-30

CAPITAL BREAKDOWN

NUMBER OF SHARES (in units)	1 - CURRENT QUARTER March 31, 2006	2 - PRIOR QUARTER December 31, 2005	3 - SAME QUARTER PRIOR YEAR March 31, 2005
Paid inCapital
1 – Common	276,867,952	276,867,952	315,145,875
2 – Preferred	553,465,920	553,465,920	528,158,887
3 – Total	830,333,872	830,333,872	843,304,762
In Treasury Stock
4 – Common	-	-	-
5 – Preferred	17,117,162	17,732,566	12,967,462
6 – Total	17,117,162	17,732,566	12,967,462

COMPANY CHARACTERISTICS

1 - TYPE OF COMPANY Commercial, Industrial and Others
2 - TYPE OF SITUATION Operating
3 - NATURE OF CONTROLLING SHAREHOLDER National Holding
4 - ACTIVITY CODE 3240 – Administration Participation – Banks
5 - PRINCIPAL ACTIVITY Holdings Corporate Participation
6 - TYPE OF CONSOLIDATED Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Without Exceptions

COMPANIES EXCLUDED FROM CONSOLIDATED STATEMENTS

1 - ITEM	2 – CNPJ	3 – CORPORATE NAME

REMUNERATION APPROVED AND/OR PAID DURING AND SUBSEQUENT TO THE QUARTER

1 - ITEM	2 – EVENT	3 - APPROVAL DATE	4 - REMUNERATION	5 - BEGINNING OF PAYMENT	6 - TYPE OF SHARE	7 - REMUNERATION PER SHARE
01	RCA	12/29/2005	Interest on own capital	01/31/2006	ON	0.1940990000
02	RCA	12/29/2005	Interest on own capital	01/31/2006	PN	0.1940990000
03	RCA	04/18/2006	Interest on own capital	04/28/2006	ON	0.0337633000
04	RCA	04/18/2006	Interest on own capital	04/28/2006	PN	0.0337633000

SUBSCRIBED CAPITAL AND CHANGES DURING THE CURRENT FISCAL YEAR

1 - ITEM	2 – DATE OF CHANGES	3 – CAPITAL (in thousands of Reais)	4 - CHANGE (in thousands of Reais)	5 - CHANGE SOURCE	7 - NUMBER OF SHARES ISSUED (in thousand)	8 - ISSUE PRICE (in Reais)

DIRECTOR OF INVESTOR RELATIONS

1 - DATE May 11, 2006	2 - SIGNATURE

(Conveniance translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS
DATE - MARCH 31, 2006
QUARTERLY INFORMATION

INDIVIDUAL BALANCE SHEET	Corporate Legislation
Amounts expressed in thousand of Reais

ASSETS	March 31, 2006	December 31, 2005

CURRENT ASSETS	123,964	207,309
Cash and due from banks	20	18
Demand deposits	20	18
Financial Assets	8,423	9,932
Other credits	115,521	197,359
Interest on own capital receivable (Note 6)	113,891	160,666
Prepaid taxes (Note 6)	1,630	36,693

LONG-TERM ASSETS	127,979	109,915
Financial Assets	94,315	77,199
Other credits	33,664	32,716
Deferred income (Note 6)	33,664	32,716

PERMANENT ASSETS	5,524,436	5,421,034
Investments	5,524,436	5,421,034
Subsidiary companies (Note 7)	5,524,436	5,421,034
-Local	5,524,436	5,421,034

TOTAL	5,776,379	5,738,258

UNIBANCO HOLDINGS
DATE - MARCH 31, 2006
QUARTERLY INFORMATION

INDIVIDUAL BALANCE SHEET	Corporate Legislation
Amounts expressed in thousand of Reais

LIABILITIES	March 31, 2006	December 31, 2005

CURRENT LIABILITIES	115,122	183,750
Interest on own capital payable (Note 13)	97,929	134,066
Other liabilities (Note 13)	17,193	49,684
Accounts payable - taxes	11,762	49,680
Accounts payable	5,431	4

LONG-TERM LIABILITIES	100,463	97,675
Provisions	100,463	97,675
Provision for tax litigation (Note 13)	100,463	97,675

STOCKHOLDERS' EQUITY (Note 15)	5,560,794	5,456,833
Capital:	1,863,450	1,863,450
-Local residents	799,572	794,044
-Foreign residents	1,063,878	1,069,406
Capital reserves	345,559	345,559
Revaluation reserve on subsidiaries	3,181	3,202
Revenue reserves	3,343,203	3,343,203
Unrealized gains and losses - marketable securities and
derivative financial instruments	(5,674)	15,864
Treasury stock	(110,473)	(114,445)
Retained earnings	121,548	-

TOTAL	5,776,379	5,738,258

UNIBANCO HOLDINGS
DATE - MARCH 31, 2006
QUARTERLY INFORMATION

STATEMENTS OF INCOME - INDIVIDUAL	Corporate Legislation
Amounts expressed in thousands of Reais

	From January 1, 2006	From January 1, 2005
	to March 31, 2006	to March 31, 2005

Operating income (expenses)	271,876	227,082
Personnel and other administrative expenses	(190)	(228)
Other operating income	4,166	2,170
Financial income	4,166	2,170
Other operating expenses	(19,100)	(10,503)
Financial transactions and other taxes	(13,673)	(10,503)
Other expenses	(5,427)	-
Equity in results of subsidiary companies	287,000	235,643

OPERATING INCOME	271,876	227,082

INCOME BEFORE TAXES AND SOCIAL CONTRIBUTION	271,876	227,082

INCOME TAX AND SOCIAL CONTRIBUTION (Note 17(b))	(278)	(4,696)
Provision for income tax	(900)	(3,451)
Provision for social contribution	(326)	(1,245)
Deferred tax asset	948	-

NET INCOME	271,598	222,386

Number of outstanding shares (Note 15(a))	813,216,710	830,337,300
Net income per share: R$	0.33	0.27

The accompanying notes are an integral part of these quarterly information.

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES
DATE - MARCH 31, 2006
QUARTERLY INFORMATION

CONSOLIDATED BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais

ASSETS	March, 31 2006	December 31, 2005

CURRENT ASSETS	66,202,247	65,535,805
Cash and due from banks	29,433,035	28,964,522
Demand deposits	1,246,282	1,153,730
Interbank investments	14,908,706	14,082,232
Marketable securities and derivative financial instruments (Note 4 and 20(g))	13,278,047	13,728,560
Credits	30,001,662	30,839,588
Lending operations (Note 5(a))	22,475,574	22,698,526
Allowance for losses on lending (Note 5(d))	(1,648,889)	(1,522,296)
Leasing operations (Note 5(a))	523,317	488,702
Allowance for losses on leasing (Note 5(d))	(12,214)	(12,506)
Other credits	8,748,552	9,277,779
Allowance for losses on other losses (Note 5(d))	(84,678)	(90,617)
Other	6,767,550	5,731,695
Interbank accounts	6,213,817	5,187,536
Interdepartmental accounts	50,240	82,181
Other assets	503,493	461,978

LONG-TERM ASSETS	24,513,728	23,504,352
Other credits	24,174,335	23,177,875
Interbank investments	716,078	599,442
Marketable securities and derivative financial instruments (Note 4 and 20(g))	6,966,153	6,832,967
Lending operations (Note 5(a))	11,529,965	10,933,658
Allowance for losses on lending (Note 5(d))	(447,987)	(421,081)
Leasing operations (Note 5(a))	411,145	358,426
Allowance for losses on leasing (Note 5(d))	(10,062)	(8,411)
Other credits	5,019,407	4,888,577
Allowance for losses on other losses (Note 5(d))	(10,364)	(5,703)
Other	339,393	326,477
Interbank accounts	50,345	49,514
Other assets	289,048	276,963

PERMANENT ASSETS	3,089,747	2,859,981
Investments	1,289,139	1,179,882
Subsidiary and associated companies (Note 7)	204,166	226,573
- Local	204,166	226,573
Goodwill on acquisitions of subsidiary companies (Note 7(b))	958,255	813,077
Other investments	192,699	206,439
Allowance for losses	(65,981)	(66,207)
Fixed assets (Note 8)	866,604	873,730
Deferred charges	934,004	806,369

TOTAL	93,805,722	91,900,138

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES
DATE - MARCH 31, 2006
QUARTERLY INFORMATION

CONSOLIDATED BALANCE SHEETS	Corporate Legislation
Amounts expressed in thousands of Reais

LIABILITIES	March, 31 2006	December 31, 2005

CURRENT LIABILITIES	52,391,505	51,195,990
Other	52,391,505	51,195,990
Deposits (Note 9)	20,335,369	20,417,544
Securities sold under repurchase agreements	11,348,041	11,453,810
Resources from securities issued (Note 10)	1,098,155	1,103,236
Interbank accounts	723,771	55,282
Interdepartmental accounts	326,995	422,667
Local borrowings (Note 11)	155,786	137,164
Foreign borrowings (Note 11)	2,204,161	2,383,306
Local onlendings (Note 11)	2,349,784	1,936,692
Foreign onlendings (Note 11)	32,501	36,283
Derivative financial instruments (Note 20(g))	748,528	592,868
Other liabilities (Note 13)	13,068,414	12,657,138

LONG-TERM LIABILITIES	31,016,937	30,402,644
Other	31,016,937	30,402,644
Deposits (Note 9)	16,285,297	14,994,581
Resources from securities issued (Note 10)	410,912	464,646
Local borrowings (Note 11)	638	28,908
Foreign borrowings (Note 11)	836,552	823,563
Local onlendings (Note 11)	3,649,811	4,075,085
Foreign onlendings (Note 11)	86,535	106,989
Derivative financial instruments (Note 20(g))	240,451	115,610
Other liabilities (Note 13)	9,506,741	9,793,262

DEFERRED INCOME	60,098	75,770

MINORITY INTERESTS	4,776,388	4,768,901

STOCKHOLDERS' EQUITY (Note 15)	5,560,794	5,456,833
Capital:	1,863,450	1,863,450
-Local residents	799,572	794,044
-Foreign residents	1,063,878	1,069,406
Capital reserves	345,559	345,559
Revaluation reserve on subsidiaries	3,181	3,202
Revenue reserves	3,343,203	3,343,203
Unrealized gains and losses - marketable securities and
derivative financial instruments	(5,674)	15,864
Treasury stocks	(110,473)	(114,445)
Retained earnings	121,548	-

STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	10,337,182	10,225,734

TOTAL	93,805,722	91,900,138

The accompanying notes are an integral part of these quarterly information.

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES
DATE - MARCH 31, 2006
QUARTERLY INFORMATION

CONSOLIDATED STATEMENTS OF INCOME	Corporate Legislation
Amounts expressed in thousands of Reais, except per share data
	From January 1, 2006	From January 1, 2005
	to March 31, 2006	to March 31, 2005

REVENUES	4,458,077	3,635,190
Lending operations	2,631,454	2,234,551
Leasing operations	39,018	34,027
Marketable securities	1,079,957	919,980
Financial results from insurance, pension plans
and annuity products	267,799	243,073
Derivative financial instruments	254,752	66,451
Foreign exchange transactions	50,885	6,441
Compulsory deposits	134,212	130,667

EXPENSES	(2,654,476)	(2,122,286)
Deposits and securities sold	(1,630,338)	(1,452,578)
Price-level restatement and interest on technical provision
for insurance, pension plans and annuity products	(199,592)	(153,343)
Borrowings and onlendings	(182,101)	(206,348)
Provision for credits losses (Note 5(f))	(642,445)	(310,017)

GROSS PROFIT	1,803,601	1,512,904

OTHER OPERATING INCOME (EXPENSES)	(999,759)	(813,107)

OTHER OPERATING INCOME	1,942,662	1,797,072
Services rendered	863,298	766,038
Insurance, annuity products and retirement plans premiums	1,055,481	995,023
Other operating income (Note 16(a))	23,883	36,011

OTHER OPERATING EXPENSES	(2,958,476)	(2,609,001)
Changes in technical provision for insurance, annuity products
and retirement plans	(397,708)	(384,848)
Insurance claims	(265,111)	(223,803)
Private retirement plans benefits expenses	(183,241)	(185,032)
Selling, other insurance and private retirement plans expenses	(93,404)	(86,715)
Credit card selling expenses	(78,961)	(65,892)
Salaries, benefits, training and social security	(541,880)	(446,366)
Other administrative expenses	(813,478)	(740,596)
Financial transaction and other taxes	(253,073)	(242,829)
Other operating expenses (Note 16(b))	(331,620)	(232,920)
EQUITY IN THE RESULTS OFASSOCIATED COMPANIES	16,055	(1,178)

OPERATING INCOME	803,842	699,797

NON-OPERATING INCOME (EXPENSE)	(2,607)	(6,906)
Income	11,028	10,431
Expense	(13,635)	(17,337)

INCOME BEFORE TAXES AND PROFIT SHARING	801,235	692,891

INCOME TAX AND SOCIAL CONTRIBUTION (Note 17(b))	(147,627)	(170,587)
Provision for income tax	(184,693)	(115,052)
Provision for social contribution	(59,467)	(47,435)
Deferred tax asset	96,533	(8,100)

PROFIT SHARING	(111,878)	(100,668)
Management	(986)	(1,268)
Employees	(110,892)	(99,400)

NET INCOME BEFORE MINORITY INTEREST	541,730	421,636

MINORITY INTEREST	(270,132)	(199,250)

NET INCOME	271,598	222,386
Number of outstanding shares (Note 15(a))	813,216,710	830,337,300
Net income per share: R$	0.33	0.27

The accompanying notes are an integral part of these quarterly information.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A.
QUARTERLY INFORMATION	Corporate Legislation
NOTES TO THE FINANCIAL STATEMENTS	Date - March 31, 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

Unibanco Holdings S.A. (“Unibanco Holdings”) was formed to invest in Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”).

The operations of Unibanco Holdings S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Quarterly Information

The quarterly information of Unibanco Holdings S.A. (“Parent Company”) are presented together with the consolidated quarterly information of Unibanco Holdings S.A. and its subsidiaries (“Consolidated”), that include the quarterly information of Unibanco Holdings S.A. and its subsidiary company Unibanco – União dos Bancos Brasileiros S.A. and its foreign branches, its direct and indirect subsidiaries and its jointly controlled companies, as shown in Note 7.

The consolidated quarterly information have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. As from 2005 year, the investments held by consolidated companies in Exclusive Investment Funds have been consolidated and Investments in these fund portfolios have been classified by type of transaction and type of paper. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated quarterly informationon on a proportional basis.

The quarterly information of subsidiaries of leasing were reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our quarterly information, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco Holdings and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;

  the insurance premiums, as well their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;

  the commissions related to the policy issuance are deferred to earnings on a straight-line basis over a period of 12 months;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and

  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, accumulated experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.

  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

•
Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

-
Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

-
Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

•
Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedge accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Technical provisions for insurance, complementary pension plans and annuity products

The technical provisions are established in accordance with Resolution CNSP no. 120/04. In accordance with Resolution nr 61/01, an actuarial valuation is also performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the respective actuarial report.

The provision for unearned premiums (PPNG) is established to cover claims to be incurred through the deferment of premium income over the related contract period according to the regulation of the Superintendency of Private Insurance - SUSEP. When the actuarial calculation determines a shortfall in the provision for insufficient premiums (PIP) is increased.

Provision for payment of unsettled claims (PSL) is recorded to cover claims reported until the date calculation base, considering commitments assumed by the insurance company.

The provision for claims incurred but not yet reported (IBNR) is established based on the risk of incidents incurred but not yet reported until the reporting date and the amount is determined through actuarial calculation.

The mathematical provisions related to the free benefits generator plan (VGBL and PGBL) and comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary. The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represents the commitments assumed with participants, whose resting event and the Mathematical Provision for Benefits granted corresponds the value of commitments whose resting event has already occurred. Both provisions are calculated according to methodology approved in the Actuarial Note of the plan or product.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

(e) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting (in the proportion of the ownership interest in the stockholders equity of the associated companies), as shown in Note 7. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding ten years, according to the expected period of benefit. Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

4. Marketable Securities

(a) The balances can be summarized as follows:

	Consolidated

	March 31,	December, 31

Marketable Securities	2006	2005
Trading assets	10,151,623	10,885,173
Available for sale	5,343,460	4,585,957
Held to maturity	3,689,548	4,087,972
Subtotal	19,184,631	19,559,102
Derivative financial instruments (see Note 20 (g))	1,059,569	1,002,425
Total	20,244,200	20,561,527
Current	13,278,047	13,728,560
Long-term	6,966,153	6,832,967

(b) Trading assets

			Consolidated

	March 31, 2006		December 31, 2005

	Amortized		Amortized

Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	7,901,629	7,941,151	8,868,001	8,891,078
Financial treasury bills	1,304,558	1,308,765	1,159,836	1,162,161
Treasury bills	5,720,658	5,755,321	7,453,210	7,475,316
Treasury notes	876,294	877,065	254,836	253,601
Other	119	-	119	-
Brazilian sovereign bonds	35,779	35,461	44,850	44,850
Bank debt securities	800,781	801,711	708,343	710,326
Eurobonds	108,318	109,248	105,350	107,333
Time deposits	692,463	692,463	602,993	602,993
Corporate debt securities	399,559	401,161	365,732	367,981
Debentures	361,728	364,169	339,581	341,830
Eurobonds	37,831	36,992	26,151	26,151
Mutual funds	639,920	639,920	538,681	538,681
Other	300,432	332,219	305,475	332,257
Total	10,078,100	10,151,623	10,831,082	10,885,173

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

					Consolidated

		March 31, 2006			December 31 , 2005

	Amortized	Fair value		Amortized	Fair value

Issuer/Type of investment	cost	adjustment	Fair value	cost	adjustment	Fair value
Federal government	1,227,902	(5,328)	1,222,574	366,028	(14,671)	351,357
Financial treasury bills	356,033	432	356,465	309,370	401	309,771
Treasury bills	518,414	408	518,822	14,110	32	14,142
Treasury notes	311,997	711	312,708	128	(2)	126
Treasury Bonds	3,747	(278)	3,469	4,642	(599)	4,043
Other	37,711	(6,601)	31,110	37,778	(14,503)	23,275
Brazilian sovereign bonds	1,449,961	74,374	1,524,335	1,502,451	114,679	1,617,130
Foreign government	510	30	540	-	-	-
Bank debt securities	167,503	(65)	167,438	277,044	1,027	278,071
Debentures	1,072	-	1,072	-	-	-
Eurobonds	53,365	(65)	53,300	37,363	(315)	37,048
Mortgage notes	73,235	(261)	72,974	124,611	1,703	126,314
Time deposits	22,818	-	22,818	19,195	1	19,196
Other	17,013	261	17,274	95,875	(362)	95,513
Corporate debt securities	2,358,848	(31,406)	2,327,442	2,268,965	(33,568)	2,235,397
Debentures	2,161,068	(33,952)	2,127,116	2,156,893	(30,980)	2,125,913
Eurobonds	78,362	2,552	80,914	66,378	2,153	68,531
Other	119,418	(6)	119,412	45,694	(4,741)	40,953
Mutual funds	13,483	10	13,493	11,950	-	11,950
Marketable equity securities	120,228	(32,590)	87,638	116,354	(24,302)	92,052
Total	5,338,435	5,025	5,343,460	4,542,792	43,165	4,585,957

(ii) By maturity:

			Consolidated

	March 31, 2006		December 31, 2005

Maturity	Amortized cost	Fair value	Amortized cost	Fair value

Less than 3 months	410,799	411,386	200,117	195,627
Between 3 months and 1 year	1,020,974	1,008,392	761,039	754,456
Between 1 and 3 years	1,140,305	1,091,331	725,131	699,246
Between 3 and 5 years	691,767	702,038	850,995	839,417
Between 5 and 15 years	837,678	858,107	779,340	797,896
More than 15 years	1,103,201	1,171,075	1,097,866	1,195,313
No stated maturity (1)	133,711	101,131	128,304	104,002
Total	5,338,435	5,343,460	4,542,792	4,585,957
___________ (1) Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

	Consolidated

	March 31,	December 31 ,

	2006	2005

Issuer/Type of investment		Amortized cost

Federal government	1,835,163	1,863,010
Financial treasury bills	189,493	181,394
Central Bank notes	192,521	202,446
Treasury notes	1,451,413	1,477,739
Treasury bills	1,421	1,095
Other	315	336
Brazilian sovereign bonds	1,689,084	2,017,935
Bank debt securities	87,560	104,817
Eurobonds	87,560	104,817
Corporate debt securities	77,741	102,210
Eurobonds	64,842	73,727
Debentures	7,466	23,027
Other	5,433	5,456
Total	3,689,548	4,087,972

The fair value of these securities was R$3,931,451 (December 31, 2005 - R$4,245,553). The difference between the amortized cost and the fair value totaled R$241,903 (December 31, 2005 - R$157,581 )and is represented mainly by bonds issued by the Brazilian federal government and the Brazilian sovereign bonds.

(ii) By maturity:

	Consolidated

	March 31,	December 31 ,

	2006	2005

Maturity		Amortized cost

Less than 3 months	119,862	249,090
Between 3 months and 1 year	742,208	779,261
Between 1 and 3 years	485,067	615,335
Between 3 and 5 years	375,978	407,652
Between 5 and 15 years	870,792	922,039
More than 15 years	1,095,641	1,114,595
Total	3,689,548	4,087,972

(iii) Financial ability

Unibanco Holdings and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability positions, as parameters to define the financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the quarter as informed by Stock Exchanges, trade associations and external entities.

5. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

	Consolidated

	March 31,	December 31 ,

	2006	2005
By type
Discounted loans and notes	15,809,459	15,787,433
Financing	12,026,226	11,981,611
Agricultural	1,096,947	1,123,182
Real estate loans	1,395,874	1,344,613
Credit card	3,677,033	3,395,345
Total lending operations	34,005,539	33,632,184

Leasing operations	934,462	847,128
Advances on exchange contracts (1)	1,572,842	1,642,457
Total leasing operations and advances on
exchange contracts	2,507,304	2,489,585

Guarantees honored	29,850	29,850
Other receivables (2)	3,141,372	3,723,224
Total other credits	3,171,222	3,753,074

Total risk	39,684,065	39,874,843

By maturity
Past-due for more than 15 days (Note 5 (d))	1,976,490	1,595,226
Falling due:
Less than 3 months (3)	15,714,408	16,065,338
Between 3 months and 1 year	10,708,065	10,711,568
Between 1 and 3 years	7,502,691	7,904,687
More than 3 years	3,782,411	3,598,024
Total risk	39,684,065	39,874,843

___________
(1) Recorded in "Other liabilities" - "Foreign exchange portfolio". (See Note 13(a))
(2) Other credits refers, substantially, receivables from purchase of assets, notes and credits receivable, insurance premium and receivables from credit card operations (with attributes of lending) (Note 6).
(3) Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

				Consolidated

	March 31 , 2006			December 31 , 2005

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing
Electricity, gas and water	2,526,501	6.4	2,465,705	6.2
Automotive industry	1,919,220	4.8	2,100,225	5.3
Paper, pulp and wood products	1,567,643	4.0	1,497,408	3.8
Food, beverages and tobacco	1,422,418	3.6	1,401,214	3.5
Basic metal industries	1,043,576	2.6	964,753	2.4
Production of machines and equipment	786,908	2.0	893,857	2.2
Chemical and pharmaceutical	731,195	1.8	913,817	2.3
Extractive	495,354	1.2	402,442	1.0
Textiles, clothing and leather goods	457,766	1.2	478,387	1.2
Petroleum	378,588	1.0	392,667	1.0
Rubber and plastic	235,646	0.6	209,973	0.5
Electronic and communications equipment	208,002	0.5	95,718	0.2
Production of metal goods	189,904	0.5	154,853	0.4
Electric and electronic	155,059	0.3	177,679	0.5
Other manufacturing industries	20,064	0.1	28,896	0.1
Subtotal	12,137,844	30.6	12,177,594	30.6
Retailers
Retail	2,094,208	5.3	2,236,558	5.6
Wholesale	1,662,424	4.2	1,652,143	4.2
Subtotal	3,756,632	9.5	3,888,701	9.8
Financial service
Financial companies	953,736	2.4	1,188,891	3.0
Insurance companies and private pension funds	4,307	-	4,684	-
Subtotal	958,043	2.4	1,193,575	3.0
Residential construction loans	393,357	1.0	323,659	0.8
Other services
Transportation	1,963,368	4.9	1,818,799	4.6
Post office and telecommunications	1,008,576	2.5	1,217,523	3.1
Agricultural	479,410	1.2	404,347	1.0
Real estate services	479,162	1.2	484,715	1.2
Construction	457,764	1.2	425,795	1.1
Association activities	237,982	0.6	210,820	0.5
Health and social services	167,845	0.4	161,640	0.4
Lodging and catering services	139,483	0.4	135,607	0.3
Education	120,430	0.3	131,028	0.3
Cultural, sports and leisure activities	37,914	0.1	52,481	0.1
Other services	1,180,228	3.0	1,187,456	3.0
Subtotal	6,272,162	15.8	6,230,211	15.6
Agriculture, livestock, forestry and fishing	847,427	2.1	891,583	2.2
Individual
Consumer loans	8,213,102	20.7	8,182,035	20.5
Credit card	5,599,110	14.1	5,556,425	13.9
Residential mortgage loans	1,056,062	2.7	1,047,563	2.6
Lease financing	200,806	0.5	151,898	0.4
Other	249,520	0.6	231,599	0.6
Subtotal	15,318,600	38.6	15,169,520	38.0
Total	39,684,065	100.0	39,874,843	100.0

(c) Concentration of lending, leasing and other credits:

				Consolidated

	March 31 , 2006		December 31 , 2005

Largest clients	Value	% of total	Value	% the total
10 largest clients	2,928,109	7.4	3,316,993	8.3
50 next largest clients	5,490,712	13.8	5,853,136	14.7
100 next largest clients	3,968,569	10.0	4,132,066	10.4
Other clients	27,296,675	68.8	26,572,648	66.6
Total	39,684,065	100.0	39,874,843	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

							Consolidated

							March 31 , 2006

	% minimum		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	16,110,154	-	-	16,110,154	40.6	12,813	-
A	0.5	14,863,147	-	-	14,863,147	37.5	80,274	0.5
B	1.0	2,798,920	338,663	289,564	3,427,147	8.6	40,269	1.2
C	3.0	1,416,075	375,721	304,010	2,095,806	5.3	161,055	7.7
D	10.0	788,381	191,744	250,677	1,230,802	3.1	324,147	26.3
E	30.0	79,228	110,947	184,602	374,777	0.9	163,738	43.7
F	50.0	81,505	81,426	164,434	327,365	0.8	209,843	64.1
G	70.0	114,647	65,575	170,484	350,706	0.9	317,894	90.6
H	100.0	76,755	214,687	612,719	904,161	2.3	904,161	100.0
Total		36,328,812	1,378,763	1,976,490	39,684,065	100.0	2,214,194
% of total risk							5.6%

							Consolidated

							December 31 , 2005

	% minimum		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	16,429,023	-	-	16,429,023	41.2	13,003	-
A	0.5	15,175,974	-	-	15,175,974	38.1	81,230	0.5
B	1.0	2,686,023	325,563	172,333	3,183,919	8.0	38,298	1.2
C	3.0	1,503,995	311,613	181,337	1,996,945	5.1	138,245	6.9
D	10.0	872,979	173,190	197,989	1,244,158	3.2	329,217	26.5
E	30.0	89,325	102,407	172,973	364,705	0.9	148,223	40.6
F	50.0	88,221	73,678	170,384	332,283	0.8	204,810	61.6
G	70.0	114,946	65,107	142,331	322,384	0.8	282,136	87.5
H	100.0	67,053	200,520	557,879	825,452	2.1	825,452	100.0
Total		37,027,539	1,252,078	1,595,226	39,874,843	100.0	2,060,614
% of total risk							5.2%

(1) Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule, however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$973,717 (December 31, 2005 - R$925,276). These transactions relate to the active portfolio and credits written off, and were recognized in a manner which maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt.

(f) Changes in the allowance for credit losses during the period:

	Consolidated

	Quarter ended March 31,

	2006	2005
Balance at the beginning of the year	2,060,614	1,669,467
Provision for credit losses	642,445	310,017
Loan charge-offs	(488,865)	(294,579)
Balance at the end of the year	2,214,194	1,684,905

Loan recoveries (1)	34,316	45,819
_______________________ (1) Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

6. Other Credits

			Parent Company

	March 31, 2006		December 31, 2005

	Current assets	Long-term receivables	Current Assets	Long-term receivables
Income receivable (i)	113,891	-	160,666	-
Deferred taxes (See Note 17(a))	-	33,664	-	32,716
Income tax and social contribution carryforwards	1,630	-	36,693	-
Total	115,521	33,664	197,359	32,716
_______________________ (i) Relates to interest on own capital from Unibanco in the amount of R$113,891 (December 31, 2005 - R$160,666).

			Consolidated

	March 31, 2006		December 31, 2005

	Current	Long-term	Current	Long-term
	Assets	receivables	Assets	receivables
Receivables on guarantees honored	-	29,850	-	29,850
Foreign exchange portfolio	2,954,277	82,949	2,790,790	42,113
Deferred taxes (See Note 17(a))	1,055,200	1,717,214	1,116,609	1,528,973
Negotiation and intermediation of securities	247,727	204	238,042	252
Income receivable	106,465	6,967	84,811	5,604
Sundry	4,384,883	3,182,223	5,047,527	3,281,785
Total	8,748,552	5,019,407	9,277,779	4,888,577

“Foreign exchange portfolio” includes R$2,244,915 (December 31, 2005 - R$2,367,473) of unsettled exchange purchases and R$768,485 (December 31, 2005 – R$443,925) of rights on foreign exchange sold, net of contracted advances.

“Other credit – sundry” includes, basically, escrow deposits for civil and labor suits in the amount of R$2,318,684 (December 31, 2005 – R$2,310,460); receivables from credit card operations – in the amount of R$2,034,131 (December 31, 2005 – R$2,385,362); insurance premium in the amount of R$1,079,836 (December 31, 2005 - R$1,008,208); prepaid taxes in the amount of R$755,128 (December 31, 2005 – R$815,443) and notes and credits receivables in the amount of R$467,112 (December 31, 2005 – R$709,693).

7. Investments

(a) Subsidiary company (Parent Company)

	Unibanco – União de Bancos
	Brasileiros S.A.

	Quarter ended March 31,

	2006	2005
Information on investment
Number of shares held (with no par value)
Common	733,592,492	729,950,914
Preferred	79,624,199	100,386,378
Participation in common stock - %	97,080	96,598
Total participation (direct) - % (1)	58,136	59,448
Stockholders’ equity	9,502,646	8,363,245
Capital	5,000,000	5,000,000
Net income	520,445	401,289
Investment value	5,524,436	4,971,772
Equity in results	287,000	235,643
_______________________ (1) The total participation and equity in results was calculated based on Unibanco’s outstanding shares.

(i) The amounts of dividends received/ receivable from Unibanco in the period was R$113,891 (March 31, 2005 – R$87,308)

(ii) The quotation of Unibanco shares, as of March 31, 2006, at São Paulo Stock Exchange, was R$28.00 per common shares and R$14.60 per preferred shares.

(b) Consolidated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange losses in the amount of R$83,487 (March 31, 2005 – exchange gains in the amount of R$2,032), were recognized as “Other operating expense”, in respect of the losses, and as “Other operating income”, in respect of the gains. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares or quotas						Quarter ended March 31. 2006

	(in thousands)			Adjusted	Investments amount		Adjusted net

	direct and indirect		Percentage	stockholders	March 31,	December 31,	income

	Common	Preferred	holding (%)	equity	2006	2005	(loss)
Investments of Unibanco

Subsidiary companies
Unipart Participações Internacionais Ltd.	990	-	100.000	1,964,191	1,964,191	896,932	46,461
Unicard Banco Múltiplo S.A. (2)	147,432,552	91,811,816	100.000	1,150,499	1,150,499	1,063,263	107,338
Banco Fininvest S.A.	4	1	100.000	717,593	717,593	716,776	802
Unibanco AIG Seguros S.A.	345,014	188,814	49.902	1,321,195	656,755	705,727	102,370
Unibanco Companhia de Capitalização	4,194	-	100.000	342,662	342,662	404,752	22,204
Dibens Leasing S.A. – Arrendamento
Mercantil (4) and (5)	81,087	-	99.999	315,867	315,867	236,836	4,231
Banco Único S.A.	2,768,399	2,768,397	100.000	249,190	240,323	234,199	5,853
Banco Dibens S.A. (4)	8,858,142	-	100.000	202,001	202,001	202,422	(479)
Unibanco Empreendimentos e Participações
Ltda.	201,910	-	100.000	227,871	109,386	107,421	4,092
Unibanco Investshop Corretora de Valores
Mobiliários e Câmbio S.A. (3)	4,955	4,955	100.000	100,085	100,085	118,440	4,106
Interbanco S.A.	20,000	-	99.999	83,207	83,204	79,767	11,657
AIG Brasil Companhia de Seguros	54,214	-	49.999	105,690	52,844	54,897	1,138
Unibanco Negócios Imobiliários Ltda.	49,568	-	100.000	51,872	51,872	59,739	628
Unibanco Asset Management – Banco de
Investimento S.A.	1,468	1,468	100.000	34,513	34,513	33,833	680
BWU Comércio e Entretenimento Ltda.	67,562	-	59.792	55,048	32,915	36,355	(5,499)
Unibanco Empreendimentos Ltda.	150,489	-	100.000	127,286	20,526	20,475	670
Unibanco Serviços de Investimento Ltda.	100	-	100.000	7,779	7,779	5,894	7,085
Other	-	-	-	-	318,133	348,089	-

Jointly controlled companies(i)
Banco Investcred Unibanco S.A. –
(PontoCred)	95	-	49.997	157,656	78,823	71,167	15,439
Serasa S.A.	366	349	19.174	205,052	39,053	35,818	26,301
Tecnologia Bancária S.A.	762,278	-	20.166	145,021	25,995	24,487	8,190
Redecard S.A.	200	400	31.943	64,261	20,527	-	56,273
Interchange Serviços S.A.	75,000,000	-	25.000	43,856	10,964	10,305	2,604
Companhia Hipotecária Unibanco–Rodobens	6,055	-	50.000	13,833	6,916	6,324	1,186
Other	-	-	-	-	21,541	30,302	-
Total					6,604,967	5,504,220	-

Investment of
Unibanco Consolidated

Associated companies
IRB – Brasil Resseguros S.A.	-	111	11.082	1,346,932	149,267	166,081	141,662
AIG Brasil Companhia de Seguros	54,214	-	49.999	105,690	52,844	54,897	1,138
Other	-	-	-	-	2,055	5,595	-
Total					204,166	226,573

Main direct, indirect and jointly controlled subsidiary companies	Number of shares or quotas (in thousands)		Percentage	Adjusted stockholders	Adjusted net

invested by:	Common	Preferred	holding (%)	equity	income (loss)
Unipart Participações Internacionais Ltd.
Hipercard Banco Múltiplo S.A. (2)	95,738	-	19.293	838,846	29,432
Unibanco Cayman Bank Ltd.	13,252	-	100.000	328,106	20,335
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	153,148	2,598
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	36,983	10,564
Unibanco AIG Seguros S.A.
Unibanco AIG Vida e Previdência S.A.	39,565	-	100.000	278,571	18,380
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99.999	60,582	5,504
Unibanco AIG Warranty S.A.	560	-	70.000	1,000	275
IRB – Brasil Resseguros S.A.	-	111	11.082	1,346,932	141,662
Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	83	83	49.998	30,799	4,274
Unicard Banco Múltiplo S.A.
Hipercard Banco Múltiplo S.A. (2)	298,819	5,940	61.414	838,846	29,432

________________________
(i) The percentage shown in the consolidated column refers to the parent companies' percentage holding.

(1) The difference between the net income (loss) and the equity results and the stockholders equity and the investment value was mainly due to the gains to be realized in respect of transactions with other related party companies. The gains to be realized are being recognized in accordance with the amortization of goodwill.

(2) In February 2005, at the Extraordinary Shareholders' Meeting, the capital of Unicard Banco Múltiplo S.A. was increased through the investment in Hipercard Banco Múltiplo S.A.

The Extraordinary Shareholders' Meeting held in July 2005 approved the merger of Conabinu Participações Ltda. and Hipercard Administradora de Cartões de Crédito Ltda. into Hipercard Banco Múltiplo S.A.

In accordance with the sales contract established on September, 2005, Unibanco increases its ownership to 19.293% of the capital of the Hipercard Banco Múltiplo S.A by transfer of 95,738,049 shares per amount of R$143 million.

(3) In January 2005, the Extraordinary Shareholders' Meeting approved the merger of Unibanco Corretora de Valores Mobiliários with Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A.

(4) In June 2005, Unibanco signed an agreement to acquire from Grupo Verdi the remaining 49% of the capital of Banco Dibens. The value of the transaction was R$128 million, resulting in goodwill of R$22.4 million to be amortized in accordance with the expected period of benefit of up to ten years.

The Extraordinary Shareholders' Meeting held in July 2005 approved the merger of Dibens S.A. – Distribuidora de Títulos e Valores Mobiliários into Banco Dibens S.A. and on the same occasion, Unibanco acquired from Banco Dibens S.A. the total capital of Dibens Leasing S.A. – Arrendamento Mercantil. These transactions are subject to the approval of the Brazilian Central Bank.

(5) The Extraordinary Shareholders' Meeting held in November 2005 approved the merger of Unibanco Leasing S.A. – Arrendamento Mercantil into Dibens Leasing S.A. – Arrendamento Mercantil, at its book value.

(b) Goodwill on acquisition of companies

The goodwill relating to the acquisition of companies is being amortized up to ten years, according to the expected period of benefit, with the amortization for the period being recognized in "Other operating expenses".

The goodwill balance shown in the Unibanco consolidated quarterly information and the amount amortized were as follows:

	Balance to be amortized		Amortization

	March 31,	December 31,	Quarter ended March 31,

	2006	2005	2006	2005
Fininvest	282,438	291,604	9,166	7,786
Hipercard	335,665	346,265	10,600	10,616
Hipercard Investimentos (1)	176,177	-	2,986	-
Other	163,975	175,208	8,983	7,545

Total	958,255	813,077	31,735	25,947
________________________
(1) Company acquired by Hipercard Banco Múltiplo S.A., during the first quarter of 2006, as part of the agreement firmed with retailer partner. The goodwill is based in the expected period of benefit of investment withheld for this company. The transaction is in phase of approval by the Brazilian Central Bank.

8. Fixed Assets

		Consolidated

	March 31 ,	December 31 ,
	2006	2005
Land and building	615,502	612,143
Other fixed assets	1,465,270	1,416,618
Accumulated depreciation	(1,214,168)	(1,155,031)
Total	866,604	873,730

9. Deposits

			Consolidated

		March 31, 2006	December 31, 2005

	Current	Long-term	Current	Long-term
	liabilities	liabilities	liabilities	liabilities
Demand deposits	3,958,416	-	3,777,643	-
Savings deposits	5,247,986	-	5,628,923	-
Interbank deposits	3,744	-	23,093	-
Time deposits	11,122,796	16,285,297	10,986,780	14,994,581
Other deposits	2,427	-	1,105	-
Total	20,335,369	16,285,297	20,417,544	14,994,581

10. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referential Rate (TR), plus average interest of 14.19% (December 31, 2005 – 14.20%) per annum, and are payable up to March 28, 2007.

(b) Euronotes

			Consolidated

Maturity	Currency	March 31,	December 31,
		2006	2005
Less than 3 months	US$	264,463	287,291
	EUR	1,904	816
	R$	88,665	-
		355,032	288,107

From 3 to 12 months	US$	156,593	153,943
	EUR	7,081	9,620
	R$	45	87,493
		163,719	251,056

From 1 to 3 years	US$	57,227	60,842
	EUR	2,905	3,084
		60,132	63,926

From 3 to 5 years	US$	54,950	66,963
	R$	276,647	285,060
		331,597	352,023

From 5 to 15 years	US$	9,711	33,736

Total		920,191	988,848

The average interest of issues in foreign currency was 3.62% (December 31, 2005 – 3.45%) per annum.

(c) The other issues totaled R$23,465 (December 31, 2005 - R$31,255) with maturities up to August 4, 2010 and an average interest rate of 4.76% (December 31, 2005 – 4.34%) per annum.

11. Borrowings and Onlendings

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 15, 2011, with an average interest rate of 5.39% (December 31, 2005 – 4.62%) per annum.

12. Fiscal, Labor and Civil Litigations

Unibanco Holdings and its subsidiaries are parties to various legal actions, involving tax litigation, civil litigation and labor claims. The provision for eventual future losses is recorded considering the probability of loss in the lawsuits based on the opinion of legal counsel. The provisions recorded and respective changes for the quarter were as follows:

(a) Balance sheet

	Parent Company			Consolidated

	March 31,	December 31,	March 31,	December 31,
	2006	2005	2006	2005
Tax litigation	100,463	97,675	1,928,321	1,718,117
Labor litigation	-	-	707,419	680,032
Civil litigation	-	-	407,922	403,982
Total	100,463	97,675	3,043,662	2,802,131

Recorded in Other Liabilities
- Taxes and Social Security	100,463	97,675	1,928,321	1,718,117
- Others (Note 13 (d))	-	-	1,115,341	1,084,014
	100,463	97,675	3,043,662	2,802,131

(b) Changes in and the related fiscal labor and civil litigation provision:

	Parent Company		Consolidated

			Quarter ended March 31,

	2006	2005	2006	2005
Balance at the beginning of the quarter	97,675	50,508	2,802,131	2,436,647
Provision charged (1)	2,788	554	338,231	239,195
Payments	-	-	(96,700)	(134,797)
Balance at the end of the quarter	100,463	51,062	3,043,662	2,541,045
________________________ (1) On March 31, 2006 considers the effects arising from prior year adjustments, for adequacy to requirements of Deliberation CVM nº 489 of October 2005, (see Note 15 (f)).

(c) Tax litigation

Unibanco Holdings and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes, mainly (i) the contestation of the widening of the basis of calculation of PIS and COFINS by Law 9.718, (ii) the contestation for the collection of CSLL at different rates - Financial System - Constitutional Amendments 01/94, 10/96 and Law 7689/88, and (iii) collection of CPMF on leasing transactions. The administration maintains provision for these and other contingencies, based on the opinion of their legal advisors.

On November 9, 2005, the Supreme Court - STF in a plenary session, rendered a decision on four individual cases concerning the widening of the basis of calculation of Employees’ Profit Participation Program - PIS and Tax and Social Security Financing - COFINS declaring unconstitutional the taxation of revenues that are not in conformity with the concept of revenue. The provision of R$687,074 was maintained by prudence and observing the orientation of the Brazilian Institute of Accountants – IBRACON, as well as the eventual recoverable amounts have not been recognized until the final determination is certain.

(d) Labor litigation

Labor unions and former employees have filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. The contingency amount is recorded as a provision, based on the average of payments made.

(e) Civil litigation

Unibanco and its subsidiaries are parties to civil claims, including certain claims in conjunction with other Brazilian financial institutions, relating mainly to (i) personal and moral injury related, among other reasons, to devolutions of checks, protests of notes considered not due and (ii) past economic plans of the Brazilian government. Those claims, represent diversified risk and the individual amounts are not significant. The amount accrued represents the evaluation of the administration and opinion of Legal Counsel Advisers to probable losses in those actions.

(f) Other judicial cases

The former controlling shareholders of Banco Nacional S.A. filed suits against the Brazilian Central Bank and Unibanco in connection with the sale of assets and liabilities of Banco Nacional. Unibanco considers, based on the opinion of legal counsel, that these suits are untenable, since the acquisition of assets and assumption of operational liabilities of Banco Nacional by Unibanco occurred in accordance with PROER (Program for the Strengthening of the National Financial System), a program implemented by law with the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System.

During the first half of 2005, Unibanco and the former controlling shareholders of Banco Banorte S.A. – in Liquidation concluded their judicial disputes and, currently, the Credit Guarantor Fund (FGC) and Unibanco are seeking to implement a plan for the economic-financial stabilization of Banco Banorte S.A. – in Liquidation, together with the Brazilian Central Bank.

13. Other Liabilities

			Parent Company

		March 31, 2006	December 31, 2005

	Current	Long-term	Current	Long-term
	liabilities	liabilities	liabilities	liabilities
Social and statutory	97,929	-	134,066	-
Taxes and social security	11,762	100,463	49,680	97,675
Sundry	5,431	-	4	-
Total	115,122	100,463	183,750	97,675

			Consolidated

		March 31, 2006	December 31, 2005

	Current	Long-term	Current	Long-term
	liabilities	liabilities	liabilities	liabilities
Collection of taxes and other contributions	654,112	-	76,945	-
Foreign exchange portfolio	1,448,884	84,309	1,146,226	42,812
Social and statutory	313,608	-	440,897	-
Taxes and social security	542,151	2,145,520	623,900	1,915,878
Negotiation and intermediation of securities	265,410	-	393,284	1,743
Accounts payable for purchase of assets	1,373	-	2,588	-
Technical provision for insurance, annuity
products and retirement plans	5,824,706	1,940,831	5,265,152	1,992,507
Subordinated debt	113,387	2,708,974	97,232	2,866,585
Sundry	3,904,783	2,627,107	4,610,914	2,973,737
Total	13,068,414	9,506,741	12,657,138	9,793,262

(a) Other liabilities - Foreign exchange portfolio includes, mainly, R$2,306,305 (December 31, 2005 – R$2,348,556) of obligations for exchange purchase, R$852,943 (December 31, 2005 – R$585,750) of unsettled exchange sales and R$(1,572,842) (December 31, 2005 – R$(1,642,457)) of advances on exchange contracts.

(b) Technical provision for insurance, private retirement plans and annuity products:

	Insurance		Private Retirement Plans		Annuity Products		Total

	March	December	March	December	March	December	March	December
	31, 2006	31, 2005	31, 2006	31, 2005	31, 2006	31, 2005	31, 2006	31, 2005
Provision for unearned
premiums	727,336	572,947	1	1	-	-	727,337	572,948
Loss Provision IBNR
(The provision for
claims incurred but
not yet reported)	217,946	189,222	9,149	6,382	-	-	227,095	195,604
Mathematical provision
benefits to be
granted	322,068	279,784	5,013,359	4,768,194	-	-	5,335,427	5,047,978
Mathematical provision
for benefits granted	3,803	3,530	380,384	375,417	-	-	384,187	378,947
Unsettled claims	312,031	297,114	679	684	-	-	312,710	297,798
Provision for draws
and redemptions	-	-	-	-	550,641	535,959	550,641	535,959
Other provisions	3,265	3,310	224,502	224,752	373	363	228,140	228,425
Total of technical
provisions	1,586,449	1,345,907	5,628,074	5,375,430	551,014	536,322	7,765,537	7,257,659
Short-term	1,585,361	1,344,865	3,688,331	3,383,965	551,014	536,322	5,824,706	5,265,152
Long-term	1,088	1,042	1,939,743	1,991,465	-	-	1,940,831	1,992,507

(c) Subordinated debt

				Consolidated

			Remuneration	March 31,	December
	Issue	Maturity	per annum	2006	31, 2005
Step-up subordinated
callable notes (1)	April 2002	April 2012	9.375%	429,733	452,814
Step-up subordinated
callable notes (2)	December 2003	December 2013	7.375%	434,001	461,461
Step-up subordinated
callable notes (3)	April 2001	April 2006	3.45%	66,938	71,156
Line of credit (4)	December 2004	December 2009	4.74%	331,891	351,755
Perpetual Non-
cumulative Junior
Subordinated
Securities (6)	July 2005	Indeterminated	8.7%	1,102,475	1,187,394
Subordinated time
deposits (5)	December 2002	December 2012	102% of CDI	457,323	439,237
Total				2,822,361	2,963,817
Short-term				113,387	97,232
Long-term				2,708,974	2,866,585

___________________ (1) The debt can be fully redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.
(2) The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3) The interest rate is calculated through semi-annual Libor plus 1.2%.
(4) The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(5) Subordinated time deposits can be redeemed from December 2007.
(6)The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or in each subsequent payment. The classification as of subordinated debt was approved by Brazilian Central Bank, on March 23, 2006.

(d) “Other liabilities – sundry”, includes, basically, payable to merchants-credit card in the amount of R$2,688,898 (December 31, 2005 -R$3,068,475); sale of rights of receipt of future flow of payment orders abroad in the amount of R$1,531,763 (December 31, 2005 – R$2,109,681); provision for labor and civil litigations in the amount of R$1,115,341 (December 31, 2005 - R$1,084,014); payable related to insurance companies in the amount of R$436,483 (December 31, 2005 - R$520.560) and provisions for payroll and administrative expenses in the amount of R$421,711 (December 31, 2005 - R$423,251).

(e) Other liabilities in the parent company refer to interest on own capital payable in the amount of R$97,929 (December 31, 2005 - R$134,066) and provision for tax litigation in the amount of R$100,463 (December 31, 2005 – R$97,675).

14. Employee Benefits

(a) Pension plan

Unibanco and a portion of its employees contributed for a “Free Benefits Generation Program” (PGBL), a system whereby the participant accumulates financial resources during his/her career, through contributions paid by the employee and the company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contributions established by Unibanco and the employees until October, 2004. After that only the employees contributed for the program.

Presently, a defined contribution pension plan is offered for the employees, which is administered by closed private entity through Trevo – Instituto Bandeirantes – Instituto Bandeirantes de Seguridade Social. This new program is sponsored by Unibanco and its employees.

During the quarter ended March 31, 2006, the company sponsor contributions totaled R$6,357 (March 31, 2005 – R$4,725) in Consolidated.

(b) Stock option program

Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibanco’s executives can be granted Unit options that can be exercised between 3 to 6 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to March 31, 2006, the options activity was as follows:

				Exercise
				Price per
Issuance		Vesting period	Exercise period	Unit (R$)				Not

Nº	Date	until	until	(IPCA)	Granted	Exercised	Cancelled	exercised
1	1st quarter 2002	01.21.2007	01.20.2008	9,310	6,188,000	2,450,052	2,172,866	1,565,082
2	2nd quarter 2002	04.15.2007	04.14.2008	9,310	34,000	11,334	-	22,666
3 and 4	3rd quarter 2002	08.12.2007	08.11.2008	Up to 8,400	280,000	93,334	-	186,666
5 to 7	4th quarter 2002	11.20.2007	11.19.2008	6,904	350,000	83,334	200,000	66,666
8 to 10	1st quarter 2003	03.10.2008	03.09.2009	Up to 8,1700	223,000	40,000	103,000	80,000
11 to 15	2nd quarter 2003	06.16.2008	06.15.2009	Up to 10,300	1,732,000	-	622,000	1,110,000
16 to 18	3rd quarter 2003	12.17.2008	12.16.2009	Up to 11,500	3,353,000	-	1,023,000	2,330,000
19 to 20	1st quarter 2004	02.01.2009	01.31.2010	Up to 13,762	300,000	-	-	300,000
21 to 23	2nd quarter 2004	04.13.2009	04.12.2010	Up to 14,032	506,120	-	-	506,120
24 to 26	3rd quarter 2004	09.20.2009	09.19.2010	Up to 14,188	780,000	-	-	780,000
27	1st quarter 2005	02.01.2010	01.31.2011	16,678	4,220,000	-	335,000	3,885,000
28	2nd quarter 2005	05.03.2010	05.02.2011	19,537	25,000	-	-	25,000
29	3rd quarter 2005	09.19.2010	09.18.2011	21,158	60,000	-	-	60,000
General Position					18,051,120	2,678,054	4,455,866	10,917,200

The stock option program in Units (Share Deposit Certificate is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings) is granted simultaneously by Holdings and Unibanco.

The cancelled options refer to beneficiaries excluded before the end of the exercise period, except for retirees that will be continuing as participants.

The exercise price of stock option after third quarter of 2004, is being restated, pro rata temporis, pegged to the IPCA (Amplified Consumer Price Index) accumulated for the period between the issuance date and the respective exercise period of each option in Units.

15. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	March 31, 2006			December 31, 2005

	Outstanding	Treasury	Total	Total
	shares	stocks
Common	276,867,952	-	276,867,952	276,867,952
Preferred	536,348,758	17,117,162	553,465,920	553,465,920

Total	813,216,710	17,117,162	830,333,872	830,333,872

Preferred shares have no voting rights are entitled to receive (i) a semi-annual minimum dividend of R$0.15 (fifteen cents) per ten shares or semi-annual priority dividend of 1.5% per share, at book value resulting in an annual priority dividend of 3% (three percent) per share, at book value, each one is greater; (ii) in the case of the preferred shares’ reverse stock split, the dividends mentioned in item (i) will be adjusted to new shares quantity of preferred shares; (iii) in the reimbursement of capital in the case of the capital liquidation up to the amount of capital represented shares by such preferred shares and (iv) participate in equal conditions with common shareholders in capital increases from monetary restatement of revenues, reserves and income and any distribution of dividends after dividends equal in item (i).

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Holdings and by a preferred share issued by Unibanco and is traded in the Brazilian market. On March 31, 2006, the fair value of Units is R$31.88.

Global Depositary Receipt (GDRs) is represented by 5 Units, and is traded in the international market.

(b) Dividends and interest on capital

Unibanco Holdings distributes as dividend an equivalent amount of the dividends received from its subsidiaries, as indicated in its articles of incorporation.

In December 2005, the Board of Directors approved the payment of interest on capital to the shareholders, in the amount of R$157,725, comprising the interest on capital related to the quarter ended 2005, in the amount of R$27,436, and interest on own capital related to the profit in the second half of 2005, in the amount of R$130,289, amounting to R$0.1941 (R$0.1650 net of applicable tax) per common share and R$0.1941 (R$0.1650 net of applicable tax). The interest on capital was calculated in accordance with article 9 of Law no. 9249/95, with a tax benefit of R$53,627. The payment was on January 31, 2006.

The Units had interest on capital of R$0.4475 (R$0.3804 net of applicable tax), being R$0.1941 (R$0.1650 net of applicable tax) from Unibanco Holdings and R$0.2534 (R$0.2154 net of applicable tax) from Unibanco. The GDR had interest on capital of R$2.2375 (R$1.9019 net of applicable tax).

During the first quarter of 2006, was provisioned R$97,929 of interest on own capital, generating a fiscal benefit in the amount of R$33,296. The amount will be included in the minimum mandatory dividends of the year, net of applicable tax.

In April 2006 the Board of Directors approved the payment of interest on capital to the shareholders, previously accrued in the amount of R$27,457, comprising the interest on capital related to the first quarter of 2006, amounting to R$0.0338 (R$0.0287 net of applicable tax) per common share and R$0.0338 (R$0.0287 net of applicable tax) per preferred shares. The interest on capital was calculated in accordance with article 9 of Law no. 9249/95, with a tax benefit of R$9,335. The payment was on April 28, 2006. The Units had interest on capital of R$0.0765 (R$0.0650 net of applicable tax), being R$0.0338 (R$0.0287 net of applicable tax) from Unibanco Holdings and R$0.0427 (R$0.0363 net of applicable tax) from Unibanco. The GDR had interest on capital of R$0.3823 (R$0,3250 net of applicable tax).

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Treasury stock

During the quarter ended March 31, 2006, as per shares – Performance the buy back program (Note 14(b)), approved by the Extraordinary Shareholders’ Meeting on October 31, 2001, and also due to the conversion program the following changes in treasury stock occurred:

	Quantity of shares	R$ thousands
At December 31, 2005	17,732,566	114,445
Treasury stocks exchanged	(615,404)	(3,972)
At March 31, 2006	17,117,162	110,473

The average cost per share was R$34.85 per repurchased Units. The minimum and maximum price per share were R$29.51 and R$37.58, respectively.

(e) Changes in stockholders’ equity

	Quarter ended March 31, 2006
	2006	2005
Beginning balance	5,456,833	4,819,022
Prior year adjustments	(52,122)	(13)
Revaluation reserve of subsidiary companies	(21)	(54)
Fair value adjustments - marketable securities and derivatives	(21,537)	3,569
Conversion of UBB stocks for Unibanco Holdings stock	3,972	857
Net income for the period	271,598	222,386
Interest on own capital proposed	(97,929)	(75,071)
Balance ended	5,560,794	4,970,696

(f) Prior year adjustments

This amount corresponds, mainly, to the additional amount recorded as provision for fiscal contingencies, following the requirements of Deliberation CVM nº 489 of 2005.

16. Other Operating Income and Expenses

(a) Other operating income

	Parent Company			Consolidated

			Quarter ended March 31

	2006	2005	2006	2005
Dividends/retained earnings received from other
investments, principally consortium	-	-	9,846	18,053
Foreign branches’ and subsidiary
companies’ exchange gains	-	-	-	2,032
Monetary correction of income receivable (i)	4,166	2,170	995	5,241
Other	-	-	13,042	10,685
Total	4,166	2,170	23,883	36,011
_____________________ (i) Refers to in financial investments income in Parent Company.

(b) Other operating expenses

	Parent Company			Consolidated

			Quarter ended March 31

	2006	2005	2006	2005
Provision for labor and civil litigations	-	-	93,796	59,478
Foreign branches’ and subsidiary companies’
exchange loss	-	-	83,487	-
Expense related to checks and billing, net	-	-	54,610	47,103
Amortization of goodwill on subsidiaries acquired	-	-	31,735	25,947
Other	5.427	-	67,992	100,392
Total	5,427	-	331,620	232,920

17. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry”, and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a) Deferred tax assets

			Parent Company

	December 31,			December 31,
	2005	Constitution	Realization	2005
Other provisions not currently deductible	32,716	948	-	33,664
Total	32,716	948	-	33,664

					Consolidated

				Balance of
	December			acquired	March
	31, 2005	Constitution	Realization	companies	31, 2006
Allowance for credit losses	565,002	166,968	108,965	(443)	622,562
Other provisions not currently
deductible (1)	1,008,901	295,149	193,860	147	1,110,337
Tax loss and negative basis of social
contribution carry-forwards	605,299	55,864	96,335	-	564,828
Social contribution carry-forwards
(Provisional Measure 2158-35)	476,048	-	11,832	-	464,216
Subtotal	2,655,250	517,981	410,992	(296)	2,761,943
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	(9,670)	20,174	22	(11)	10,471
Deferred tax obligations	(55,403)	(2,260)	(320)	-	(57,343)
Net deferred tax assets	2,590,177	535,895	410,694	(307)	2,715,071
Deferred tax assets	2,645,580				2,772,414
Deferred tax liabilities	55,403				57,343
____________________ (1) The amount of R$ 4,156 resulting from the requirements of Deliberation CVM nº 489 in October, 2005 (see Note 15 (f)).

					Consolidated

				Balance of
	December			acquired	March
	31, 2004	Constitution	Realization	companies	31, 2005
Allowance for credit losses	438,485	108,720	92,513	384	455,076
Other provisions not currently deductible	1,191,988	207,245	194,617	10,835	1,215,451
Tax loss and negative basis of social
contribution carry-forwards	677,100	11,819	48,754	-	640,165
Social contribution carry-forwards
(Provisional Measure 2158-35)	485,076	-	8,542	-	476,534
Subtotal	2,792,649	327,784	344,426	11,219	2,787,226
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	42,491	1,545	3,368	-	40,668
Deferred tax obligations	(28,626)	(772)	(84)	-	(29,314)
Net deferred tax assets	2,806,514	328,557	347,710	11,219	2,798,580
Total assets	2,835,140				2,827,894
Total liabilities	28,626				29,314

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

On March 31, 2006, the expected realization of deferred taxes is as follows:

	Parent Company				Consolidated

			Social contribution
Year	Other	Total	(Provisional	Other	Total
			Measure 2158-35)
2006	-	-	55,778	763,026	818,804
2007	5,323	5,323	51,315	857,710	909,025
2008	28,341	28,341	54,379	273,112	327,491
2009	-	-	66,723	221,390	288,113
2010	-	-	81,018	108,786	189,804
2011	-	-	59,257	50,240	109,497
2012 to 2016	-	-	95,746	23,463	119,209
Total	33,664	33,664	464,216	2,297,727	2,761,943

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$28,459 in Parent Company and R$2,386,607 in Consolidated.

(b) Income tax and social contribution income (expenses)

	Parent Company			Consolidated

			Quarter ended March 31

	2006	2005	2006	2005
Income before income tax and
social contribution, net of profit sharing	271,876	227,082	689,357	592,223
Income tax and social contribution expenses
at a rate of 25% and 9%, respectively	(92,438)	(77,208)	(234,381)	(201,356)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variations on subsidiaries abroad	97,580	80,117	(22,927)	290
Interest on own capital paid (received), net	(5,423)	(4,160)	71,245	8,043
Permanent differences, (net)	3	(3,445)	38,436	22,436
Income tax and social contribution for the year	(278)	(4,696)	(147,627)	(170,587)

18. Commitments and Guarantees

		Consolidated

	March 31,	December 31,
	2006	2005
Co-obligation and risks for guarantees provided	7,622,531	7,315,343
Assets under management (mainly mutual
investment funds)	39,923,624	37,395,850
Lease commitments	31,553	41,570

19. Related-Party Transactions (Parent Company)

	March 31,	December 31,
	2006	2005
Assets
Cash and due from banks	20	18
Debentures	8,423	-
Marketable securities	94,315	87,131
Income receivable	113,891	160,666
Liabilities
Sundry	4	4

	Quarter ended March 31,

	2006	2005
Revenues
Other operating income (Note 16(a(i)))	4,166	2,170
Expenses
Personnel and other administrative expenses	8	5

20. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in managing market risks, foreign exchange risk and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities.

Unibanco manages financial derivative risks as part of its asset and liability management process and through credit policies and procedures. The counterparty credit risks are minimized by entering into transactions with only a select number of high-quality institutions.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

The derivative financial instruments that are designated and qualify as hedging instruments of specific assets and liabilities have been highly correlated with respect to changes in the hedged items, allowing an assessment of high effectiveness of the hedge during the period that the hedge is designated.

The derivative financial instruments designated as hedges may: (i) secure an expected future cash flow attributed to a particular asset or liability (cash flow hedge) or (ii) reduce the exposure to changes in the fair value of an asset or liability (fair value hedge).

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limit is intended to avoid concentration in clients and particular sectors that Unibanco believes have high risk factors.

Corporate Credit: The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship, history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit: A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of the portfolios is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees.

Unibanco manages its risk exposure on a centralized basis by having all risks passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by the head office, and all trading positions are consolidated in centralized databases.

Liquidity Risk

The liquidity risk is related to the management of the gap on assets’ and liabilities’ cash flows and their impacts on the financial capacity of the institution to obtain additional funds and to honor its obligations.

The liquidity planning and contingency policies are defined by the financial committees and are reported to the decision makers and are controlled by independent areas on a daily bases.

Operating risk

Operating risk is related to the estimate of an institution’s unexpected losses due to its systems, practices and/or control measures being incapable of withstanding human error; damaged support infrastructure; inadequate utilization of modeling, services or products; changes in the business environment or other adverse market conditions.

The management of these risks in Unibanco is carried out by an independent internal structure of Risk Management.

(d) Financial instruments recorded in the financial statements and their to fair values are as follows:

				Consolidated

	March 31 , 2006			December 31 , 2005

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	4,085,642	4,116,172	3,771,082	3,788,546
Marketable securities	19,184,631	19,426,534	19,559,102	19,716,683
Lending operations	31,908,663	32,025,351	31,688,807	31,750,459
Derivatives, net	70,591	70,591	293,947	293,947

Liabilities
Interbank deposits	3,744	3,739	23,093	23,093
Time deposits	27,502,409	27,492,696	26,068,491	26,054,846
Mortgage notes	565,411	565,777	547,779	547,114
Resources from securities issued abroad	943,656	936,261	1,020,103	1,008,527
Subordinated debt (Note 13(b))	2,822,361	2,883,244	2,963,817	3,047,313
Other liabilities (Note 13(d))	1,531,763	1,480,534	2,109,681	2,268,881
Treasury stocks	(110,473)	272,848	114,445	260,225

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the year, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the year for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the year for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the year for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at March 31, 2006 on the São Paulo Stock Exchange.

(e) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

	Consolidated

	March 31, 2006		December 31,2005

	Notional	Exposure	Notional	Exposure
	exposure	at fair value	exposure	at fair value
	(1) and (2)	(1) and (2)	(1) and (2)	(1) and (2)
Futures contracts	(3,659,966)	(3,659,966)	(1,412,806)	(1,412,806)
Currencies	(1,643,541)	(1,643,541)	(2,714,441)	(2,714,441)
Interbank interest rate	(2,680,982)	(2,680,982)	455,409	455,409
Exchange coupon	664,557	664,557	846,226	846,226
Forward contracts	667,086	650,979	419,900	401,544
Currencies	2,312,049	2,270,256	1,774,233	1,724,143
Fixed interest rate	(1,644,963)	(1,619,277)	(1,354,333)	(1,322,599)
Swap contracts	278,311	342,335	193,556	235,574
Currencies	(3,750,746)	(3,691,523)	(3,805,134)	(3,823,505)
Interbank interest rate	5,227,961	5,191,803	2,581,754	2,542,689
Fixed interest rate	112,486	135,962	210,151	224,595
Other	(1,311,390)	(1,293,907)	1,206,785	1,291,795
Swap contracts with daily reset	(732,453)	(732,453)	(493,748)	(493,748)
Currencies	(732,453)	(732,453)	(493,748)	(493,748)
Third curve swap contracts	14,995	28,428	12,844	20,484
Currencies	(309,261)	(302,120)	(243,148)	(239,010)
Interbank interest rate	231,906	235,769	134,648	136,101
Fixed interest rate	92,350	94,779	121,344	123,393
Option contracts
Purchased options	349,936	289,924	220,736	339,330
Purchase	332,377	257,597	214,379	333,920
Currencies	332,377	257,597	214,379	333,920
Sale	17,559	32,327	6,357	5,410
Currencies	17,559	32,327	6,357	5,410
Sale option	423,437	417,245	236,392	270,876
Purchase	306,923	241,585	141,486	210,387
Currencies	306,923	241,585	141,486	210,387
Sale	116,514	175,660	94,906	60,489
Currencies	116,514	175,660	94,906	60,489
______________________ (1) Include the net balance of short position (long position).
(2) For option contracts, the exposure at fair value refers to the respective premium.

The notional exposure of the option contracts, recorded in memorandum accounts, amounted to R$59,990,141 (December 31, 2005 - R$21,054,922) with respect to purchase commitments and R$60,091,799 (December 31, 2005 - R$20,944,180) with respect to sale commitments.

On March 31, 2006, there were future transactions of and R$9,063,461 (December 31, 2005 - R$10,248,775), swap contracts in the amount of and R$1,354,788 (December 31, 2005 - R$1,592,252) and forward transactions in the amount of R$217,435 in Consolidated, accounted for at fair value and recognized as cash flow hedges of exposure to the US dollar fluctuations and indexed to interbank interest rate (CDI), net loss of applicable taxes and minority interest, during the year, in the amount of R$12,263 (December 31, 2005 – net gain of R$10,937), which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of March 31, 2006, were undertaken in accordance with the standards established by the Brazilian Central Bank.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

The swap transactions associated with funding and/or asset operations are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value.

(f) Fair value by trade location

				Consolidated

	March 31, 2006			December 31, 2005

		CETIP/			CETIP/
		Over the			Over the
Exposure at fair value	BM&F	counter(1)	Total	BM&F	counter(1)	Total
Future contracts	(3,659,966)	-	(3,659,966)	(1,412,806)	-	(1,412,806)
Forward contracts	-	650,979	650,979	-	401,544	401,544
Swap contracts	23,027	319,308	342,335	(28,178)	263,752	235,574
Swap contracts with daily
reset	(732,453)	-	(732,453)	(493,748)	-	(493,748)
Third curve swap contracts	-	28,428	28,428	-	20,484	20,484
Option contracts
Purchased option	288,697	1,227	289,924	339,136	194	339,330

Sale option	416,104	1,141	417,245	270,582	294	270,876
______________________ (1) CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$277,147 (December 31, 2005 - R$257,266) and are comprised federal government securities.

(g) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

		Consolidated

	March 31,	December 31,
	2006	2005
Assets
Less than 3 months	252,271	423,481
Between 3 months and 1 year	491,174	337,470
Between 1 and 3 years	249,078	190,249
More than 3 years	67,046	51,225
Total	1,059,569	1,002,425

Liabilities
Less than 3 months	171,803	318,292
Between 3 months and 1 year	576,725	274,576
Between 1 and 3 years	234,482	111,357
More than 3 years	5,969	4,253
Total	988,979	708,478

		Consolidated

	March 31,	December 31,
	2006	2005
Assets
Forward contracts	62,045	71,126
Swap contracts	677,993	569,440
Third curve swap contracts	29,607	22,529
Option contracts – premiums paid	289,924	339,330
Total	1,059,569	1,002,425

Liabilities
Forward contracts	234,897	101,691
Swap contracts	335,658	333,866
Third curve swap contracts	1,179	2,045
Option contracts – premiums received	417,245	270,876
Total	988,979	708,478

(h) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts, the balance of which represents the amounts recorded in asset and liability accounts, are as follows:

					Consolidated

				March 31, 2006

		Between	Between
	Less than	3 months	1 and 3	More than
Exposure at fair value	3 months	and 1 year	years	3 years	Total
Future contracts	(1,154,053)	(4,951,613)	2,149,849	295,851	(3,659,966)
Forward contracts	497,915	122,430	11,389	19,245	650,979
Swap contracts	139,653	91,498	50,711	60,473	342,335
Swap contracts with daily reset	-	(557,429)	(175,024)	-	(732,453)
Third curve swap contracts	11,458	12,384	4,586	-	28,428
Option contracts
Purchased option	36,952	159,345	93,627	-	289,924
Sale option	17,436	279,156	120,653	-	417,245

					Consolidated

				December 31, 2005

		Between	Between
	Less than	3 months	1 and 3	More than
Exposure at fair value	3 months	and 1 year	years	3 years	Total
Future contracts	3,727,355	(7,157,268)	1,365,815	651,292	(1,412,806)
Forward contracts	119,275	198,086	66,171	18,012	401,544
Swap contracts	(11,547)	120,920	78,598	47,604	235,574
Swap contracts with daily reset	(34,500)	(359,395)	(99,853)	-	(493,748)
Third curve swap contracts	14,125	4,242	2,117	-	20,484
Option contracts
Purchased option	240,255	36,736	62,339	-	339,330
Sale option	154,708	59,267	56,901	-	270,876

21. Statements of Cash Flows

	Parent Company

	Quarter ended March 31,

	2006	2005
Operating activities
Net income	271,598	222,386
Equity in results of subsidiary companies	(287,000)	(235,643)
Deferred Taxes	(948)	-
Changes in assets and liabilities
Decrease (increase)in marketable securities	(15,607)	(10,791)
Decrease (increase) in other credits and other assets	6,709	64,580
Increase (decrease) in other liabilities	(6,044)	(66,994)
Net cash used in operating activities	(31,292)	(26,462)

Investing activities
Interest on own capital received from subsidiary company	189,019	153,866
Net cash provided by investing activities	189,019	153,866

Financing activities
Interest on own capital paid	(157,725)	(127,384)
Net cash used in financing activities	(157,725)	(127,384)

Net increase in cash and due from banks	2	20

Cash and due from banks at the beginning of the period	18	18
Cash and due from banks at the end of the period	20	38
Net increase in cash and due from banks	2	20

	Consolidated

	Quarter ended March 31,

	2006	2005
Operating activities
Net income	271,598	222,386
Provision for loan losses	153,580	15,438
Technical provisions for insurance, annuity products and retirement plans	397,708	384,848
Deferred taxes	(96,533)	8,100
Reversal of foreclosed assets provision	2,504	7,424
Loss on sale of foreclosed assets and fixed assets	2,409	-
Amortization of goodwill on subsidiaries acquired	31,735	25,947
Equity in results of subsidiary and associated companies	(16,055)	1,178
Exchange loss (gain) on foreign investments	-	(2,032)
Reversal of provision for losses on investments	-	(31)
Depreciation and amortization	94,443	94,342
Minority interest	270,132	199,250
Changes in assets and liabilities
Decrease (increase) in interbank investments	(943,110)	3,818,583
Decrease (increase)in marketable securities and derivative financial instruments	292,825	(1,963,457)
Decrease (increase) in Central Bank compulsory deposits	(499,361)	(300,594)
Net change in interbank and interdepartmental accounts	77,007	(35,061)
Decrease (increase) in lending operations	(406,922)	(1,222,064)
Decrease (increase) in leasing operations	(87,334)	(30,663)
Net change in foreign exchange portfolio	139,832	(4,801)
Decrease (increase) in other credits and other assets	728,683	82,196
Increase (decrease) in other liabilities	(395,742)	99,068
Increase (decrease)in deferred income	(15,672)	(21,546)
Net cash provided by (used in) operating activities	1,727	1,378,511

Investing activities
Dividends and interest on own capital received from subsidiary and
associated companies	32,513	-
Proceeds from sale of foreclosed assets	15,314	15,510
Purchase of/capital increase on investments in subsidiary and
associated companies	(23,413)	(11,768)
Goodwill on acquisition of subsidiary companies	(179,406)	(1,282)
Proceeds of/capital decrease on investments in subsidiary and
associated companies	31,834	43,094
Purchase of other investments	-	(11,361)
Proceeds of investments	13,514	13,394
Purchase of fixed assets	(33,803)	(41,619)
Proceeds from sale of fixed assets	783	3,123
Deferred charges	(181,848)	(49,419)
Minority interest	(262,645)	(87,435)
Net cash used in investing activities	(587,157)	(127,763)

Financing activities
Increase (decrease) in deposits	1,208,541	1,427,772
Increase (decrease) in securities sold under repurchase agreements	(105,769)	(2,004,617)
Increase (decrease) in resources from securities issued	(58,815)	9,564
Increase (decrease) in borrowings and onlending in Brazil – Governmental
agencies	(212,222)	(189,209)
Net change in treasury stock	3,972	857
Dividends paid	(157,725)	(127,384)
Net cash provided by (used in) financing activities	677,982	(883,017)

Net increase in cash and due from banks	92,552	367,731

Cash and due from banks at the beginning of the period	1,153,730	1,561,264
Cash and due from banks at the end of the period	1,246,282	1,928,995
Net increase in cash and due from banks	92,552	367,731

22. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of the Unibanco’s subsidiary companies, considering only the eliminations between the companies consolidated or combined in each group.

(a) Foreign branches and subsidiaries include the accounts of the foreign branches (Unibanco Grand Cayman and Nassau), Unibanco – União de Bancos Brasileiros (Luxembourg) S.A. Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd, (Grand Cayman):

	March 31,	December 31,
Combined balance sheet	2006	2005
Assets
Current and long-term assets	13,460,976	13,231,967
Cash and due from banks	129,280	220,027
Interbank investments	1,843,200	2,071,463
Marketable securities	8,551,539	7,295,868
Interbank accounts	163,738	152,642
Lending and leasing operations	2,578,637	3,074,022
Other credits and other assets	194,582	417,945
Permanent assets	326,634	346,479
Total	13,787,610	13,578,446

Liabilities
Current and long-term liabilities	11,023,535	11,904,097
Deposits	1,849,577	2,066,031
Securities sold under repurchase agreements	2,877,676	2,489,520
Resources from securities issued	895,401	986,264
Interbank accounts	37,976	9,710
Borrowings and onlending	1,618,584	1,737,298
Derivative financial instruments	150,117	124,824
Other liabilities	3,594,204	4,490,450
Deferred income	6,203	7,158
Minority interest	2	2
Stockholders’ equity	2,757,870	1,667,189
Total	13,787,610	13,578,446

	Quarter ended March 31,

Combined statement of income	2006	2005
Revenue from financial intermediation	363,178	169,085
Expenses on financial intermediation	(209,794)	(76,206)
Provision (reversal) for credit losses	(2,534)	26,777
Services rendered	18,834	16,031
Salaries, benefits, training and social security and other administrative
expenses	(15,390)	(18,199)
Financial transaction and other taxes	(579)	(1,544)
Other operating income (expenses)	2,575	(40,972)
Non-operating income, net	(177)	(2,823)
Income tax and social contribution	(1,871)	-
Net income for the quarter	154,242	72,149

The income tax and social contribution expense originated from the foreign operations, when applicable, is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco’s taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Vida e Previdência S.A. and Unibanco AIG Warranty S.A.:

	March 31,	December 31,
Combined balance sheet	2006	2005
Assets
Current and long-term assets	9,322,605	8,895,442
Cash and due from banks	19,608	44,308
Marketable securities	7,708,784	7,350,988
Insurance credits and re-insurance	1,139,204	1,016,292
Other credits and other assets	455,009	483,854
Permanent assets	311,134	396,007
Total	9,633,739	9,291,449

Liabilities
Current and long-term liabilities	8,287,716	7,749,496
Borrowings and onlending	-	7,098
Technical provisions for insurance	1,586,450	1,345,907
Technical provisions for retirement plans	5,628,074	5,375,430
Insurance and re-insurance debts	393,499	532,107
Other liabilities	679,693	488,954
Deferred income	29,758	44,168
Minority interest	4,162	78,072
Stockholders’ equity	1,312,103	1,419,713
Total	9,633,739	9,291,449

	Quarter ended March 31,

Combined statement of income	2006	2005
Gross premium written	787,141	579,548
Changes in technical reserves of insurance	(328,666)	(176,401)
Net claims incurred	(265,111)	(223,803)
Acquisition costs and other	(117,534)	(68,670)
Private pension contributions	192,684	337,661
Changes in technical reserves of private retirement plan	(8,730)	(151,895)
Private retirement plan benefits	(183,241)	(185,032)
Other operating income	79,169	46,243
Other operating expenses	(20,558)	(54,521)
Salaries, benefits, training and social security	(29,143)	(32,106)
Administrative expenses	(35,303)	(35,705)
Financial transaction and other taxes	(18,820)	(23,821)
Financial income	286,450	233,879
Financial expenses	(208,372)	(151,217)
Non-operating income net	1,647	1,864
Income tax and social contribution	(25,549)	(17,261)
Profit sharing bonus to employees	(5,780)	(5,101)
Minority interest	(82)	(699)
Net income for the quarter	100,202	72,963

(c) Credit card companies, including the jointly controlled companies are as follows: Unicard Banco Múltiplo S.A. (100%), Redecard S.A. (31.943%), Hipercard Administradora de Cartões de Crédito Ltda, (100%), Hipercard Banco Múltiplo S.A. (61.414%) and Empresa Brasileira de Captura de Transações Eletrônicas Ltda. (100%):

	March 31,	December 31,
Combined balance sheet	2006	2005
Assets
Current and long-term assets	5,435,535	5,597,638
Cash and due from banks	11,640	9,487
Interbank investments	9,279	7,870
Marketable securities	114,126	110,860
Interbank and interdepartmental accounts	11,544	20,892
Lending operations	2,367,560	2,256,501
Deferred tax and prepaid taxes	634,472	643,791
Other credits and other assets	2,286,914	2,548,237
Permanent assets	708,788	528,380
Total	6,144,323	6,126,018

Liabilities
Current and long-term liabilities	4,658,337	4,738,112
Deposits	1,467,204	1,112,695
Borrowings and onlendings	140,700	143,842
Resources from securities issued	219,316	241,196
Interbank and interdepartmental accounts	489	443
Derivative financial instruments	81	76
Taxes, social securities and provision for litigation	538,964	570,866
Other liabilities	2,291,583	2,668,994
Minority interest	323,677	312,320
Stockholders’ equity	1,162,309	1,075,586
Total	6,144,323	6,126,018

	Quarter ended March 31,

Combined statement of income	2006	2005
Revenue from financial intermediation	382,876	284,310
Expenses on financial intermediation	(40,445)	(55,968)
Provision for credit losses	(140,104)	(57,709)
Services rendered	189,178	133,859
Salaries, benefits, training and social security and other administrative
expenses	(145,322)	(106,384)
Acquisition costs and other	(65,577)	(48,648)
Financial transaction and other taxes	(25,219)	(28,955)
Other operating income (expenses)	27,885	(84,598)
Non-operating income, net	(550)	(27)
Income tax and social contribution	(44,579)	(6,897)
Profit sharing	(1,473)	(244)
Minority interest	(11,357)	(3,890)
Net income for the quarter	125,313	24,849

(d) The companies which carry out consumer credit operations include Banco Fininvest S.A. (100%), Fininvest – Negócios de Varejo Ltda. (100%), Microinvest S.A. – Sociedade de Crédito a Microempreendedor (100%), Wale S.A. Distribuidora de Títulos e Valores Mobiliários (100%), Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%), Banco Investcred Unibanco S.A. (50%), Ponto Frio Leasing S.A. – Arrendamento Mercantil (50%) and Único Distribuidora de Títulos e Valores Mobiliários Ltda. (50%):

	March 31,	December 31,
Combined balance sheet	2006	2005
Assets
Current and long-term assets	4,519,321	4,263,725
Cash and due from banks	14,587	3,510
Interbank investments	578,373	37,703
Marketable securities	328,540	742,195
Interbank and interdepartmental accounts	13,892	11,372
Lending operations	2,163,850	2,143,694
Other credits and other assets	1,420,079	1,325,251
Permanent assets	374,428	298,488
Total	4,893,749	4,562,213

Liabilities
Current and long-term liabilities	4,071,072	3,731,825
Deposits	3,046,723	2,501,393
Interbank and interdepartmental accounts	45,094	6,765
Borrowings	2,813	4,071
Derivative financial instruments	892	776
Other liabilities	975,550	1,218,820
Minority interest	26,261	42,513
Stockholders’ equity	796,416	787,875
Total	4,893,749	4,562,213

	Quarter ended March 31,

Combined statement of income	2006	2005
Revenue from financial intermediation	523,662	422,334
Expenses on financial intermediation	(116,277)	(67,624)
Provision for credit losses	(236,260)	(124,716)
Services rendered	93,711	80,946
Salaries, benefits, training and social security and other administrative
expenses	(197,710)	(170,576)
Acquisition costs and other	(13,055)	(15,991)
Other operating income (expenses)	(27,342)	(24,080)
Financial transaction and other taxes	(34,012)	(36,084)
Non-operating income, net	-	594
Income tax and social contribution	19,048	(6,471)
Profit sharing	(3,036)	(3,004)
Minority interest	(208)	1,433
Net income for the quarter	8,521	56,761

23. Other Information

(a) Assets leased to third parties, in the amount of R$1,308,680 (December 31, 2005 - R$1,164,800), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$734,134 (December 31, 2005 - R$609,065) and the residual value received in advance from these lessees amounts to R$402,959 (December 31, 2005 - R$347,421), classified as a reduction of leasing operations. Leases of third parties assets are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account the nature of the activity. At March 31, 2006, the insurance coverage on properties and other assets in use totaled R$1,134,620 (December 31, 2005 - R$1,201,513) in Consolidated.

* * *

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A.
QUARTERLY INFORMATION	Corporate Legislation
NOTES TO THE FINANCIAL STATEMENTS	Date - March 31, 2006

COMMENTS ON PERFORMANCE FOR THE QUARTER

Brazilian Economy

The first quarter of 2006, when compared to the previous quarter, was somewhat underscored by an economic recovery trend. The industrial production kept its recovery movement, initiated in the 4Q05, posting a 1.2% evolution.

During the period, the perception that consumer prices were trending toward the official inflation target, led the Central Bank to continue to reduce the Selic rate, which ended the quarter at 16.5% per annum. In 1Q06, the cumulative inflation (measured by IPCA) was 1.4%, down from 1.8% in the previous quarter.

The liquidity in global capital markets, improved solvency indicators – both domestic and abroad – and vigorous exports that contributed to a US$ 9.3 billion trade balance in 1Q06, conducted to an improvement of the Brazil’s Sovereign Risk. The Embi+BR ended 1Q06 at 235 basis points, 70 basis points lower than in 4Q05.

Under this scenario, the Central Bank continued intervening in the FX market – through US-Dollar auctions (spot market) and repurchase of Dollar denominated debt (reverse swap). Despite that, the Real appreciated 7.2% in comparison with the US dollar, during 1Q06.

The debt/GDP ratio reached 51.7% at the end of March, same percentage observed in December 2005. The Public Sector Primary Surplus amounted to 4.4% of the GDP, from April 2005 to March 2006, above the goal established for this year, 4.25% .

Total credit portfolio in the National Financial System increased 19.6% during the last 12 months.

Performance

In 1Q06, Unibanco Holdings S.A. net income was R$272 million. Stockholders’ equity stood at R$5,561 million. Annualized ROAE was 21.2%, impacted by tax provisioning (PIS and Cofins) on revenues from interest on capital stock (JCP) in the period. The company is disputing these taxes and has already won an interlocutory injunction in lower courts. The provision constituted for this contingency amounted to R$100 million on March 31, 2006.

Assets

Unibanco Holdings’ assets consist exclusively of its participation in Unibanco’s capital. The entirety of Unibanco Holdings equity is invested in Unibanco - União de Bancos Brasileiros S.A., and therefore, its performance and operating results reflect those of Unibanco.

Credit Operations

Retail loan portfolio increased 25.4 % over the past 12 months, in line with Unibanco’s focus on this higher margin and higher profitability segment. Wholesale loan portfolio, comprised of loans to large companies, influenced by the US dollar devaluation (7.2% during the quarter and 18.5% since March 2005), increased 12.6 % in the last 12 months and decreased 2.8% in the quarter. The total loan portfolio grew 19.6 % in the last 12 months, in line with the growth posted by the National Financial System, also of 19.6% (source: Central Bank of Brazil).

The participation of Retail loans in total credit portfolio continue to increase. In March, 2006, Retail participation reached 57% of total credit portfolio from 55% in March, 2005 and 49% in March, 2004.

At the end of March 31, 2006, individuals loan portfolio totaled R$ 15,318 million, up 25.6 % in the last 12 months, worth mentioning the 51.6% increase in credit card companies portfolio. In the quarter, the 1.0 % growth is explained by seasonal effects - decompression of the credit card portfolio and more conservative approach on credit approval in some of the consumer finance companies portfolios, particularly unsecure personal loans.

Corporate loan portfolio, in spite of the Real appreciation impact, increased by 16.2 % in the last months, mostly as a result of a 25.1 % growth of SMEs loan portfolio, focusing on accounts receivable financing, cash management working capital loans, and BNDES/Finame-funded loans. The US dollar denominated credit portfolio, which represents approximately 37% of Wholesale portfolio, rose US$2.924 million in March, 2006, from US$2,415 million a year earlier.

Products offered by the commercial bank include, among others, personal loans, overdraft, and mortgages. Unibanco offers different home financing options, from traditional mortgages to Sistema Fácil (in partnership with homebuilders) and Plano Único (Letters of Credit). The mortgage loan portfolio totaled R$1.4 billion on March 31, 2006.

The small and medium enterprise product portfolio, comprises accounts receivable financing, overdraft protection, guaranteed accounts, working capital loans and BNDES/Finame-funded loans, among others This range of products enables cross-selling activities, such as payroll account mandates and accreditation of new retailers and co-branded credit card partners.

The auto financing porfolio increased 21,5% in the last 12 months, to R$ 4,737 million on March, 31, 2006. Unibanco operates nationwide in the Auto Financing segment through Unibanco Financeira and Dibens. Unibanco is the leader in financing heavy commercial vehicles.

Allowance and Provisions for Loan Losses

The balance of allowance for loan losses at the end of March 2006 was R$ 2,214 million, or 5.6% of the total loan portfolio, composed of:

R$ 907 million related to overdue credits, in compliance with Resolution 2,682;
R$ 813 million for falling due credits, relative to risk parameters contemplated by Resolution 2,682;
R$ 494 million based on more conservative percentages than those required by the Regulatory Authority, and higher than the R$343 million registered in March 2005.

Allowance for loan losses as a percentage of total loan portfolio increased to 5.6% in March, 2006, from 5.1% in March, 2005, in line with the bank's strategy of intensifying its participation in higher-margin and higher profitability operations.

The balance of credits rated from AA to C comprised 92.0 % of the total loan portfolio at March 2006, up from 91.9% at the end of March 2005.

At the end of March, 2006, the ratio of credit operations classified from E to H was 4.9% of the total portfolio. Allowance for loan losses over the credits rated from E to H stood at 113 % on March 31, 2006, higher than the 109% posted in March 2005.

Regarding the Wholesale segment, the allowance for loan losses relative to total wholesale loan portfolio was 4.0% in March 2006, down from 4.8% in March 2005, reflecting a reduction in the risk assigned to determined individual corporate clients, and settlements of some large corporate loans during the last 12 months. At the Retail segment, this ratio reached 6.7% in March 2006 from 5.3% in March 2005, in line with the bank's strategy of intensifying its participation in higher-margin and higher profitability businesses.

Investments Abroad

Unibanco registered a total of US$ 1,269 million in investments abroad at the end of March 2006, from US$ 631 million in March 2005. Such growth is substantially explained by the US$500 million capital increase in the quarter, which aims at supporting trade finance transactions and security trading in international markets.

Funding

Total deposits and assets under management (AUM) reached R$ 76,639 million in March 2006, of which R$ 39,924 million were assets under management.

The continuous improvement in the deposit mix is explained by a 14.6% increase in core deposits (demand deposits, savings deposits and SuperPoupe), compared to March 2005, with highlight for the growth in SuperPoupe deposits: 83.7% in the last 12 months and 18.4% in 1Q06. Core deposits reached 34.9% of total deposits in March 2006, a significant increase from the 32.0% verified in March 2005.

Local currency funding reached R$ 59,867 million at the end of March 2006, up 16.9% from March 2005. This growth was mostly driven by SuperPoupe deposits, funding obtained in the open market, and debentures and mortgage notes.

Foreign currency funding, influenced by the US currency devaluation of 18.5% in the last 12 months, reached R$ 13.934 million.

Capital Adequacy and Fixed Asset Ratios

The following table describes the changes in Unibanco’s BIS ratios during the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 Months

BIS Ratio at the beginning of the period	17.3	16.4
Changes in risk weighted assets	(0.3)	(3.0)
Changes in market risk coverage - interest rates	(0.1)	(0.2)
Changes in market risk coverage - foreign exchange rate	(0.5)	0.3
Reference equity growth	-	-
Tier I	0.3	1.7
Tier II	(0.3)	1.2
BIS Ratio on March 31, 2006	16.4	16.4

Unibanco’s BIS ratio, as of March 31 , 2006, reached 16.4%, above the minimum 11% level determined by the Brazilian Central Bank.

In March 2006, the Brazilian Central Bank approved the classification of the perpetual bond, issued in July, 2005, as Tier II capital.

The table below details the Tier I/Tier II breakdown in reference equity as of March 31, 2006:

	Reference Equity (R$ millions)	BIS ratio (%)

Tier I	9,553	12.9
Tier II	2,605	3.5
Total	12,158	16.4

The fixed asset ratio was 45,1% in March, 2006.

Efficiency Ratio

Higher revenue generation and the expense rationalization resulted in a continuous improvement of Unibanco’s operational efficiency. The efficiency ratio reached a historical performance of 48.1% in 1Q06, comparable to 53.7% in 1Q05.

Retail

Unibanco’s Retail segment reached the mark of 21 million clients throughout the country in March 2006. The full-service commercial bank serves individuals and small and medium enterprises (SMEs); Unicard and Hipercard are credit card companies; Fininvest, PontoCred and LuizaCred focus on consumer finance; Unibanco Financeira finances cars and heavy vehicles (auto financing).

Retail loan portfolio reached R$22,806 million, up 25.4% for the past 12 months. The participation of the Retail loan portfolio in the total portfolio continued to expand as a share of Unibanco’s global loan portfolio, comprising 57% of Unibanco´s total loan portfolio in March 2006, in comparison with 55% in March 2005 and 49% in March 2004. This performance is in line with Unibanco's strategy of intensifying its participation in segments with higher margin and profitability.

Individuals loan portfolio stood at R$15,318 million, up 25.6% during the last 12 months. The consumer credit companies loan portfolio – Credit Card companies (Unicard and Hipercard) and Consumer Finance companies (Fininvest, PontoCred and LuizaCred) registered the highest growth among Unibanco’s Retail businesses: 37.0% . In the quarter, individuals loan portfolio grew 1.0%, largely due to a seasonal effect of the decompression in the credit card portfolio and a more conservative approach to credit approval in some of the consumer finance company portfolios.

Branch Network

At the end of March 2006, Unibanco had a network of 931 branches and 351 corporate-site branches. Unibanco continued remodeling its branches’ layout and, especially, implementing the New Service Model, known as Novo Modelo de Atendimento. This process is on track to be completed at the end of 2006 and has already been implemented in 30% of the branch network.

The Novo Modelo aims at improving service efficiency through process rationalization, branch manager time optimization, and the development of tools in order to reduce the time of response to clients´ demands.

SMEs

The SMEs segment serves companies with annual sales up to R$150 million. This segment provides a full range of financial services, such as credit lines, account receivable financing, working capital loans, BNDES-funded loans, leasing, and payroll services, in addition to cash management services.

The SMEs loan portfolio totaled R$7,488 million in March 2006, up 25.1% in the past 12 months – with highlight to account receivable linked products and working capital loans. The increase in the offering of products and services tailored to retailers, in 1Q06, led to not only the affiliation of new retailers but also the attraction of new checking-account holders. The acquisition of new payroll accounts was another driver for the growth of the bank’s client-base.

Consumer Credit Companies

The Consumer Credit Companies encompass consumer finance and credit cards segments, through Unicard, Hipercard, Redecard (joint-venture with three other stockholders/partners – 31.94% participation), Fininvest, PontoCred (partnership with Globex, PontoFrio department store parent company) and LuizaCred (partnership with Magazine Luiza department store chain).

Credit Card Companies

Unibanco’s credit card business comprises Unicard, Hipecard and Redecard (in which Unibanco has a 31.94% participation). Together, these companies posted a R$137 million net income in 1Q06, up 25.7% when compared to 1Q05. Highlight to the fee income annual growth of 24.2% .

Unicard issues and manages MasterCard and Visa cards, and is also the national leader in the co-branded card segment. Hipercard is a credit card acquirer and issuer, in addition to a credit card badge. Redecard captures and transmits credit and debit card transactions for MasterCard, Maestro, Diners and RedeShop brands in Brazil.

Unicard and Hipercard combined billings – measured by the total of cardholders’ charges and cash withdrawals – reached R$4,172 million, growing at a 44.0% annual rate. At Redecard, 1Q06 billings were R$18,130 million, up 27.6% from 1Q05.

Consumer Finance Companies

Fininvest, PontoCred and LuizaCred are Unibanco’s consumer finance companies. In 1Q06, this segment – influenced by an increase in loan coverage, higher standards for personal credit concession (notably in unsecured personal loans), and an increase in provisioning in connection with the discontinuation of certain operations at Fininvest – contributed with a result of R$17 million.

Auto Financing

Unibanco operates nationwide in the Auto Financing segment through Unibanco Financeira, at Unibanco branches, and in the accredited network of auto dealers. Unibanco is the leader in the financing of heavy vehicles.

On March 31, 2006, its credit portfolio stood at R$4,737 million, up 21.5% from March 2005.

Annuity

Unibanco Capitalização ended 1Q06 with R$78 million in sales. The annuity business posted a result of R$14 million in the same period.

Wholesale

The Wholesale segment services companies with annual sales above of R$150 million, in addition to institutional investors. Its business strategy blends regional coverage and industry-specific expertise to build long-term banking relationship. The Wholesale business has been consistently high-rated in Capital Markets, M&A, and Project Finance.

Wholesale loan portfolio reached R$16,878 million, up 12.6% from March 2005. This growth reflects the impact from the appreciation of the Real in the period. Dollar-indexed credit portfolio stood at US$2,924 million in March 2006, compared with US$2,415 million in March 2005.

The main highlights in the quarter were:

  Trade finance operations - comprising exports, imports and international guarantees – surpassed US$2 billion, up 18% from 1Q05. Locally contracted trade finance operations amounted over US$1 billion, whereas offshore transactions totaled US$543 million.
  Disbursement of R$489 million as a financial agent for BNDES (Brazilian National Social and Economic Development Bank), maintaining its 3 rd place in the BNDES overall ranking, up 24.7% from March 2005. Unibanco also disbursed R$141 million in BNDES-exim–funded loans, ranking 2nd in this modality.
  Structuring and distribution of FIDC (Fundos de Investimento em Direitos creditórios) for Caiuá Distribuição de Energia S.A., Grupo Rede, for a total of R$88 million.
  Joint Lead-Manager and Joint Bookrunner in the placement of US dollar-denominated Notes/Units for Cemat and Celpa in the international market, for a total amount of US$100 million.
  Structuring of derivative operations for clients in the amount of R$7 billion, 23.8% more than in 1Q05, 4.7% market share. Highlight for complex derivatives, in which Unibanco holds 6.7% market share (Source: Cetip).

Insurance and Private Pension Plans

The Insurance and Private Pension Plans businesses net income was R$92 million in 1Q06, registering a 21.1% annual growth. Annualized ROAE was 27.7% in 1Q06. Combined revenues from the Insurance and Private Pension plans businesses were R$1,182 million in the same period.

The combined ratio, which measures insurance companies’ operational efficiency, improved to its best ever ratio, 93.7% in 1Q06 from 98.6% in 1Q05. In its extended concept, which includes financial results, the combined ratio also showed an improvement, reaching 83.7% in 1Q06 vis-a-vis 85.1% in 1Q05.

Unibanco Insurance and Pension Plans segment companies placed 4th in the ranking of insurance and private pension plans published by Susep’s (Private Insurance Regulatory Body) and ANS (Supplementary Health Insurance regulatory agency), and holds a 7.5% market share (as of February 2006).

Unibanco AIG Seguros is the leader in the segments of property risk, energy distribution, and extended warranty products, according to the latest data published by Susep.

In order to extract the maximum benefit from cross-selling and all identifiable synergies, Unibanco AIG partnered with the branch network to bolster the sales-force specialized in individual private pension plans. This effort drove a strong growth in sales of VGBL (Vida Gerador de Benefícios Livres) during 1Q06.

The private pensions business net income in 1Q06 was R$18 million, growing 12.5% from the same period in the previous year. Revenues in the quarter were R$334 million.

According to statistical data compiled by Susep, Unibanco AIG Vida e Previdência ranked 4th in revenues with pension plans, up to February 2006. The company ranks 2nd in the year in sales of corporate pension plans, with R$122 million in sales and 22.7% market share, according to ANAPP. Unibanco AIG Vida e Previdência serves 1,300 corporate clients and 780 thousand individual clients.

Wealth Management

Unibanco Asset Management (UAM) ended March 2006 with R$39,924 million in assets under management, up 6.8% for the quarter and 16.7% for the past 12 months. Its market share as of March 2006 stood at 4.7% . (source: Anbid).

The highlight was the growth in sales of equity mutual funds, as a consequence not only of the rising interest in Brazil’s equity markets, but also the consistency of the management of Unibanco’s equity mutual funds during the past several years, recognized by four consecutive “Top Gestão de Renda Variável” awards from business daily Valor Econômico.

Unibanco is the only retail bank, among the Brazilian banks, that has been awarded “Top Gestão”, from Standard & Poors, since its first edition in Brazil.

According to Anbid’s global ranking, assets under management at the Private Bank grew by 49.2% over the year, above the industry’s average, 37.4% . The Private bank ranked 2nd in its industry, with more than 10% market share in March 2006.

Performance

Financial Margin

The financial margin before provisions for loan losses was of R$ 2,442 million in 1Q06, R$ 621 million higher or 34.1% up - compared to 1Q05, mostly explained by a change in credit mix (higher Retail participation) and higher credit volume.

The funding mix improved significantly during the last 12 months, with a 14.6% growth in core deposits, driven mainly by an 83.7% growth in SuperPoupe deposits, which reached R$3,6 billion in March 2006. Please refer to the section: Funding.

Fees from Services Rendered

Total fees reached R$ 863 million in 1Q06, up 12.7% from the same period in 2005. Comparing 1Q06 with 1Q05, the highlight was the 22.6% growth of credit card fee revenues, driven by the growth in credit-card base, new sales campaigns and synergies with other Unibanco’s businesses.

Fees from asset management totaled R$ 90 million in the quarter, up 11.1% from 4Q05, reflecting the growth in assets under management.

Personnel and Administrative Expenses

In 1Q06, personnel and administrative expenses remained stable in comparison with 4Q05.

During the quarter, an extra/additional payment of profit sharing, in the amount of R$ 33 million, related to the collective wage agreement, had an impact on personnel expenses. Desconsidering this effect, personnel and administrative expenses would have decreased 2.1% in comparison with 4Q05, largely due to efficiency gains, budgetary discipline and seasonal effects (volumes of transactions and publicity expenses lower than those of 4Q05).

In the last 12 months, personnel and administrative expenses increased 14.2%, mainly driven by Retail businesses expansion, organic growth, and wage increase arising from the collective bargaining agreement of September 2005.

Even considering the opening of new branches, the implementation of the new customer service model, and the intensification of consumer finance businesses during 2005, the efficiency ratio stood at 48.1% in 1Q06, the best ever registered by Unibanco.

In 1Q06, other administrative expenses decreased 6.7% from the prior quarter, largely due to efficiency gains and seasonal effects in the last quarter of the year.

During the last 12 months, the 9.7% increase is mostly explained by the expansion of the distribution network, new Retail businesses call centers, and advertising and publicity expenses, focused on the new logo and marketing positioning, launched in March 2005.

Corporate Governance

Stock Exchange Indices

Unibanco Units (UBBR11) are part of the main Brazilian stock indices. The table below features the Units weight in each of these stock indices after their respective portfolios were rebalanced for the four-month periods ending in May 2006.

Index	Weight
May 2 nd, 2006

Ibovespa	1.623%
IBrX-50	3.615%
IBrX-100	3.111%
IGC Corporate Governance Index	4.523%
ISE Susteinability Index	8.745%

Stocks

Unibanco Units gained 81% in the last 12 months. The Ibovespa went up 41% in the same period. Moreover, the Unit continues to increase its weighting within the Ibovespa. Since its inclusion in the Ibovespa, in May 2005, its participation increased 65%. The Units current weight in the Ibovespa is 1.623% .

The graphs below trace the Units performance at both the domestic and international markets over the last 12 months:

Units (UBBR11) versus Ibovespa	GDS(UBB) versus Dow Jones

Interest on Capital Stock

Unibanco and Unibanco Holdings paid quarterly interest on capital stock to its shareholders, in addition to a supplementary distribution (related to 1Q06) on April 28, 2006, according to values described on the following table:

R$ per share e

	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT *	GDS **
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB

Gross Value	0.0388235	0.0427059	0.0337633	0.0337633	0.0764692	0.3823460

Net Value	0.0330000	0.0363000	0.0286988	0.0286988	0.0649988	0.3249940

(*) Each UNIT represents one preferred share of Unibanco and one preferred share of Unibanco Holdings.
(**) Each GDS listed on the New York Stock Exchange (NYSE: UBB) is equivalent to 5 Units.

Unibanco's dividend distribution policy determines a minimum payment of 35% of the annual net income, ex-legal reserves (5%). Unibanco Holdings distributes the entirety of the dividends received from Unibanco.

At the end of each semester (i.e. the end of the second and fourth quarters of each year), all Unibanco and Unibanco Holdings’ shareholders are paid an additional amount related to the earnings in the period, besides the fixed quarterly payments. For this reason, dividend payouts at the second and fourth quarters tend to be higher than in the other two periods of each year.

Human Resources

The Human Resources department is committed with promoting professional growth and aligning employees’ interests with the conglomerate’s strategic objectives. With a staff of 30,675 professionals, Unibanco invested over R$10 million during 1Q06 in professional development initiatives and training programs, including the sponsoring of MBA programs in Brazil and abroad.

Among programs offered in the quarter, the highlight was the “Melhoria Contínua de Qualidade” Training, tailored to providing employees with cutting edge concepts and tools in project management. By the end of 2006, all the personnel assigned to the Operations area will have participated in this program.

Social and Environmental Responsibility

Institutes

Unibanco is recognizably one of the most active companies in Brazil when the issue is social responsibility. It is present in the communities through Instituto Unibanco and Instituto Moreira Salles.

Instituto Unibanco is in charge of executing the conglomerate’s social responsibility policies by supporting strategic objectives focused on social development and the bridging of inequalities that hamper growth.

Instituto Moreira Salles is a non-profit organization devoted to promote and develop cultural programs.

The first quarter of 2006 has marked important achievements for Instituto Unibanco, notably the launch and renewal of projects in various fronts, focused on:

  Extended Education
  Teacher Training
  Qualification for the Job Market
  Environmental Education

Aterro Bandeirantes

In April, 2006, Aterro Bandeirantes Project concluded its first sale of carbon credits. Located in a landfillnamed Bandeirantes - which receives one-half of the waste collected in the city of São Paulo (approximately 7 thousand tons/day) -, the thermoelectric plant Usina Bandeirantes arose out of an Unibanco Project Finance operation.

It is the largest plant of its kind in the world. Twenty four Caterpillar generator sets, of 925 kW each, produce 20 MW of electric energy. This is enough to supply a city of 300 thousand inhabitants.

Between 2004 and 2005, the project, jointly owned by Unibanco, Biogás and the City hall of São Paulo, delivered 1 million tons of carbon credits.

Currently, all of Unibanco’s administrative buildings in São Paulo are supplied with this form of clean energy. It represents 25% of all energy consumed by the group. The excess output from Usina Bandeirantes is sold to third parties by Biogeração, an Independent Energy Producer managed by Unibanco.

Micro-Credit

Unibanco’s Micro-credit operation serves low income entrepreneurs through an unique distribution model in the country, with more than 210 points-of-sales and 57 micro-credit agents; using Fininvest stores as correspondent institutions.

The company has been constituted through a partnership between Unibanco and the International Finance Corporation (IFC) – World Bank. In the 1Q06, Unibanco’s Microcredit closed the period with a portfolio in excess of R$10 million and over 5 thousand clients.

(Conveniance translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS	Date March 31, 2006
QUARTERLY INFORMATION - ITR	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES

IDENTIFICATION

1 - CVM CODE 01475-3	2 - CORPORATE NAME UNIBANCO HOLDINGS S.A.	3 - CNPJ 00,022,034/ 0001-87

INVESTMENT IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM 1	2 - NAME OF THE SUBSIDIARY/ASSOCIATED UNIBANCO - UNIÃO DE BANCOS BRASILEIRO	3 - CNPJ 33,700,394/0001	4 - CLASSIFICATION -LISTED SUBSIDIARY COMPANY
5 - % INTEREST ON SUBSIDIARY CAPITAL 58.14
6 - % ON STOCKHOLDERS' EQUITY OF THE INVESTOR 99.35
7 - TYPE OF COMPANY FINANCIAL INSTITUTION
8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (Units) 813,216,691
9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (Units) 812,601,287

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A.
QUARTERLY INFORMATION
Date - March 31, 2006
OTHER MATERIAL INFORMATION FOR THE COMPANY	Corporate Legislation

(a) List of the shareholders that hold more than 5% of voting capital, direct or indirect as of March 31, 2006:

		Common shares/		Preferred shares/
		quotas		quotas		Total

Shareholders	Shareholders’ nationality	Quantity	%	Quantity	%	Quantity	%
Unibanco Holdings S.A.
- E. Johnston Repres. e Part. S.A.	Brazilian	256,133,816	92.51	82,046	0.01	256,215,862	30.86
- Treasury stocks		-	-	17,117,162	3.09	17,117,162	2.06
- Other		20,734,136	7.49	536,266,712	96.90	557,000,848	67.08
Total		276,867,952	100.00	553,465,920	100.00	830,333,872	100.00

E. Johnston Repres. e Part.
S.A.
- Fernando Roberto Moreira Salles	Brazilian	400	25.00	800	25.00	1,200	25.00
- Walther Moreira Salles Júnior	Brazilian	400	25.00	800	25.00	1,200	25.00
- Pedro Moreira Salles	Brazilian	400	25.00	800	25.00	1,200	25.00
- João Moreira Salles	Brazilian	400	25.00	800	25.00	1,200	25.00
Total		1,600	100.00	3,200	100.00	4,800	100.00

(b) Unibanco Holdings’ shareholders position as of March 31, 2006:

Shareholders	Common shares	%	Preferred shares (*)%		Total	%
Controller	256,133,816	92.51	82,046	0.01	256,215,862	30.86
Management
Board of directors	1	-	2,512,368	0.45	2,512,369	0.30
Board of officers	-	-	280,137	0.05	280,137	0.03
Treasury stocks	-	-	17,117,162	3.09	17,117,162	2.06
Other shareholders	20,734,135	7.49	533,474,207	96.40	554,208,342	66.75
Total	276,867,952	100.00	553,465,920	100.00	830,333,872	100.00
Outstanding shares (**)	20,734,136	7.49	536,266,712	96.89	557,000,848	67.08

(*) The amount, recorded of preferred shares of the Board of Directors is composed by 2,512,368 Units. The amount recorded of preferred shares of the Board of Officers is composed by 280,137 Units.
(**)The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

(c) Unibanco Holdings’ shareholders position as of March 31, 2005.

Shareholders	Common shares	%	Preferred shares (*)%		Total	%
Controller	247,778,104	78.62	2,126,451	0.40	249,904,555	29,63
Management
Board of directors	1	-	3,453,234	0.65	3,453,235	0,41
Board of officers	-	-	259,927	0.05	259,927	0,03
Treasury stocks	-	-	12,967,462	2.46	12,967,462	1,54
Other shareholders	67,367,770	21.38	509,351,813	96.44	576,719,583	68,39
Total	315,145,875	100.00	528,158,887	100.00	843,304,762	100,00
Outstanding shares (**)	67,367,771	21.38	513,064,974	97.14	580,432,745	68,83

(*) The amount, recorded of preferred shares of the Board of Directors is composed by 3,453,234 Units. The amount recorded of preferred shares of the Board of Officers is composed by 259,927 Units.
(**)The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

Independent Auditing

In order to safeguard the independence of its external auditors, Unibanco Holdings and Unibanco embraces the policy of limiting their services other than independent auditing. We inform that for the quarter ended March 31, 2006, Unibanco retained professional services other than independent auditing from PricewaterhouseCoopers Auditores Independentes to a total of R$228 thousand, of the fees for the external auditing of Consolidated Unibanco. Of that amount, R$840 thousand refer, substantially, to technical support for the project implemented in order to fulfill the requirements of article 404 of the Sarbanes-Oxley law, passed in the United States. The policy adopted by Unibanco Holdings and Unibanco meet the principles of safeguarding the independence of its auditors, as per Brazilian and international standards. Contracts signed with the independent auditors after the date of implementation of the Audit Committee were all examined by that body and duly approved. Moreover, Unibanco Holdings and Unibanco, in agreement with its independent auditors, concluded that said services are consistent with the function of independent auditing, neither representing any violation of the applicable standards of independence nor affecting the auditors’ objectivity, because of the scope and the procedures carried out.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 2006

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer